UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of March, 2012

Commission File Number 001-35052

Adecoagro S.A.

(Translation of registrant’s name into English)

13-15 Avenue de la Liberté

L-1931 Luxembourg

R.C.S. Luxembourg B 153 681

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                .

ANNOUNCEMENT OF RESULTS OF OPERATIONS FOR THE TWELVE MONTH PERIOD ENDED DECEMBER 31, 2011

On March 29, 2012, the registrant issued a press release pertaining to its results of operations for the twelve month period ended December 31, 2011. Attached hereto is a copy of the press release. The financial and operational information contained in the press release is based on audited consolidated financial statements presented in U.S. Dollars and prepared in accordance with International Financial Reporting Standards.

The attachment contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on the registrant’s current expectations, assumptions, estimates and projections about the registrant and its industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions.

The forward-looking statements included in the attached relate to, among others: (i) the registrant’s business prospects and future results of operations; (ii) weather and other natural phenomena; (iii) developments in, or changes to, the laws, regulations and governmental policies governing the registrant’s business, including limitations on ownership of farmland by foreign entities in certain jurisdictions in which the registrant operate, environmental laws and regulations; (iv) the implementation of the registrant’s business strategy, including its development of the Ivinhema mill and other current projects; (v) the registrant’s plans relating to acquisitions, joint ventures, strategic alliances or divestitures; (vi) the implementation of the registrant’s financing strategy and capital expenditure plan; (vii) the maintenance of the registrant’s relationships with customers; (viii) the competitive nature of the industries in which the registrant operates; (ix) the cost and availability of financing; (x) future demand for the commodities the registrant produces; (xi) international prices for commodities; (xii) the condition of the registrant’s land holdings; (xiii) the development of the logistics and infrastructure for transportation of the registrant’s products in the countries where it operates; (xiv) the performance of the South American and world economies; and (xv) the relative value of the Brazilian Real, the Argentine Peso, and the Uruguayan Peso compared to other currencies; as well as other risks included in the registrant’s other filings and submissions with the United States Securities and Exchange Commission.

These forward-looking statements involve various risks and uncertainties. Although the registrant believes that its expectations expressed in these forward-looking statements are reasonable, its expectations may turn out to be incorrect. The registrant’s actual results could be materially different from its expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in the attached might not occur, and the registrant’s future results and its performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.

The forward-looking statements made in the attached relate only to events or information as of the date on which the statements are made in the attached. The registrant undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Adecoagro S.A.

By	/s/ Carlos A. Boero Hughes
Name: CarlosA. Boero Hughes
Title: Chief Financial Officer and
ChiefAccounting Officer

Date: March 29, 2012

adecoagro

4Q11 | 2011

4Q11/2011
Earnings Release
Conference Call

English Conference Call
Mar. 30, 2012
11 a.m. (US EST)
12 p.m. Buenos Aires time
12 p.m. São Paolo time
5 p.m. Luxembourg time

Tel: (877) 317-6776
Participants calling from the US

Tel: +1 (412) 317-6776
Participants calling from other countries

Access Code: Adecoagro

Investor Relations
Charlie Boero Hughes
CFO

Hernan Walker
IR Manager

Email
ir@adecoagro.com

Website
www.adecoagro.com

AGRO
LISTED
NYSE

Adecoagro recorded 2011 fiscal year Adjusted EBITDA of $150.1 million, 57.8% higher than 2010

Luxembourg, March 29, 2012 – Adecoagro S.A. (NYSE: AGRO, Bloomberg: AGRO US, Reuters: AGRO.K), one of the leading agricultural companies in South America, announced today its results for the fourth quarter and twelve month period ended on December 31, 2011. The financial and operational information contained in this press release is based on audited consolidated financial statements presented in US dollars and prepared in accordance with International Financial Reporting Standards (IFRS).

Highlights

Financial & Operating Performance						
$ thousands	2011	2010	Chg %	4Q11	4Q10	Chg %
Gross Sales	548,084	426,267	28.6%	151,684	147,381	2.9%
Adjusted EBITDA (1)						
Farming & Land Transformation	67,444	65,735	2.6%	8,150	35,871	(77.3%)
Sugar, Ethanol & Energy	109,507	51,735	111.7%	22,621	24,977	(9.4%)
Corporate Expenses	(26,885)	(22,353)	20.3%	(6,672)	(6,704)	(0.5%)
Total Adjusted EBITDA	**150,066**	**95,117**	**57.8%**	**24,099**	**54,144**	**(55.5%)**
Net Income	56,917	(44,791)	- %	(1,260)	44,756	- %
Farming Planted Area (Hectares)	192,207	183,454	4.8%	-	-	- %
Sugarcane Plantation Area (Hectares)	65,308	53,799	21.4%	65,308	53,799	21.4%

- Adecoagro recorded Adjusted EBITDA(1) of $150.1 million in 2011 (adjusted EBITDA margin of 28.3%), representing a 57.8% increase compared to 2010.

- Net income for the 2011 fiscal year reached $56.9 million, $101.7 million higher than in 2010.

(1) Please see "Reconciliation of Non-IFRS measures" starting on page 29 for a reconciliation of Adjusted EBITDA and Adjusted EBIT to Profit/Loss. Adjusted EBITDA is defined as consolidated profit from operations before financing and taxation, depreciation, amortization and unrealized changes in fair value of long-term biological assets (sugarcane, coffee and cattle). Adjusted EBIT is defined as consolidated profit from operations before financing and taxation, and unrealized changes in fair value of long-term biological assets (sugarcane, coffee and cattle). Adjusted EBITDA margin and Adjusted EBIT margin are calculated as a percentage of net sales.

The Farming and Land Transformation businesses’increased 2.6% in 2011 compared to 2010, from $65.7 million to $67.4 million. This increase is primarily explained by an increase in planted area and favorable commodity prices. The Sugar, Ethanol and Energy business delivered solid performance throughout 2011. A total of 4.2 million tons of sugarcane were crushed in our two mills, generating an Adjusted EBITDA of $109.5 million and an Adjusted EBITDA margin of 42.3%, outperforming 2010 by 111.7% and 67.0% respectively. Consolidated Net Income in 2011 totaled $56.9 million, $101.7 million more than 2010, mainly due to the better operating performance delivered by our Sugar, Ethanol and Energy business line. Net income in 2010 had been negatively impacted by a $95.3 million non-cash-loss resulting from the mark to market of our long term biological assets, primarily our sugarcane plantations. Market Overview The fourth quarter of 2011 began with expectations for a record-high production of corn and soybean for the 2011/12 harvest year in South America. Combined with fears for a weaker global macroeconomic environment and a stronger US dollar, commodity investors shortened their position forcing commodity prices lower through early December. Persistent dry weather in the early stages of the growing season in South America and resultant concerns for crop production potential, allowed grain prices to recover approximately 10% at the end of the year. Continued concerns for production disruptions have further supported grain prices in early 2012. Regarding the sugar market, the fourth quarter was dominated by downward price pressure caused by expectations of good beet and sugarcane harvests in the northern hemisphere (Russia, EU, Thailand and India) and concerns about the world economy. The pressure was somewhat mitigated by tight ethanol supply and demand in Brazil, caused by lower-than-expected production, pushing overall prices higher earlier in the harvest season. Strategy Execution Sugar, Ethanol and Energy Expansion The construction of Ivinhema mill is well advanced and on schedule. In the first phase of construction Ivinhema will reach a nominal sugarcane crushing capacity of 2.0 million tons. The boiler has already been delivered on-site and is currently being assembled. The foundations and buildings of the sugarcane reception and milling processes have been completed and we expect to begin their assembly in May. Construction of the powerhouse and the foundations for the first generator, as well as the assembly of other parts of the sugar and ethanol processes are also progressing according to plan. We expect Ivinhema to undergo test runs in late 2012 and be ready to commence milling and production at the start of the 2013 harvest. Angelica ramp-up: after five years of developing the project, the mill has begun delivering operational and financial results. Angelica concluded the 2011 harvest with a strong performance, generating $88.3 million of Adjusted EBITDA and an EBITDA margin of 45.2%. Despite climatic challenges for

4Q11

sugarcane production during the year, and operating at 80% of its nominal capacity, Angelica delivered results in-line with the most efficient mills in Brazil. We expect Angelica to continue improving its performance as we ramp-up utilization of nominal capacity and continue fine-tuning processes and operations.

Dairy Business Expansion – Construction of Free-Stall #2

- During the fourth quarter of 2011, Adecoagro began the construction of its second free-stall dairy. This new facility will have a capacity of 3,500 milking cows and produce approximately 125 thousand liters of milk per day, over 45 million liters per year. We expect the new dairy to begin operating during mid 2012 and reach full capacity in 2014. Total investment, considering equipments and cows, is estimated at $21 million.

Land Transformation

- Since the start of the 2011/12 planting season, Adecoagro put into production and planted an incremental 13,676 hectares of land that were previously undeveloped. Of this total area, 5,091 hectares correspond to rice land and 8,586 hectares to land for row crops (soy, corn, wheat). In addition, the entirety of the Company's owned croppable farmland is managed under a sustainable production model based on no-till, crop rotation, balanced fertilization and integrated pest management which enhances soil productivity (ongoing land transformation). Adecoagro's land transformation strategy continues as a driver for growth and value creation.
- La Alegria Farm Sale: On November 30, 2011, Adecoagro completed the sale of La Alegria farm at a 23.0% premium over the Cushman and Wakefield independent appraisal dated September 2011. La Alegria is a farm located in the region of General Villegas, in the province of Buenos Aires, Argentina, which was acquired by Adecoagro in 2007 for a total of $5.9 million, or $2,420 per hectare. The farm was sold for $13.7 million, equivalent to $5,623 per hectare, generating an Adjusted EBITDA of $8.8 million. The operating cash flows generated by the production of crops at La Alegria farm, added to the capital gains derived from land transformation and land appreciation, resulting in an investment with an internal rate of return of 23.2%.

Recent Developments

Weather Update

- During November 2011 through mid January 2012, Argentina and the south of Brazil suffered a severe drought with rain levels far below historical averages. Argentina's Humid Pampas, the country's corn-belt region, was one of the regions most affected by the dry weather. December rains are critical in this region, since early planted corn, which is typically planted in September, undergoes plant flowering, a growth phase in which the plants water requirements peak. Therefore, our early planted corn area was affected. The lack of moisture in the soil also delayed the planting of late corn, which is normally planted during early December, slightly reducing yield potential. Since soybean is planted later than corn, typically between October and November, its critical growth period falls between the end of January and end of February. Therefore, the impact of the drought on the soybean crop is less meaningful.

  During the first days of January, the drought conditions became more critical and the impact expanded to other regions. As of mid-January and throughout the entire month of February, most of our productive regions have received abundant rains and general production outlook has improved. We

3

believe that our geographic and product diversification will allow us to partially mitigate the damage caused by the drought. Foreign Land Ownership Regulation in Argentina On February 28, 2012, Decree No. 274/2012 regulating foreign ownership of rural land in Argentina was published in the Official Gazette to implement the regulation of Law No. 26,737, which was passed by the National Congress on December 23, 2011. The legislation does not affect landholdings, vested property rights or agricultural operations owned by foreigners before the law was passed. In addition, foreign individuals with a 10-year residency in the country, or married to Argentine citizens for at least 5-years, or with Argentine children and 5-year residency, are exempt from the law. According to the law and its implementing regulation, foreign ownership of rural land shall not exceed 15% of the total amount or rural land in the Argentine territory calculated in relation to the territory of the Province, Department or Municipality where the relevant lands are located. In addition, a single foreign entity or individual shall not own more than 1,000 hectares in the “zona nucleo” corn-belt), or its equivalency in other regions. The law provides that companies fall under these limitations when (i) more than 51% of their stock (or a portion sufficient to prevail in corporate decisions) is held by foreign individuals or companies; and (ii) they are indirectly linked to or controlled by foreign companies through ownership of 25% or more of their stock (or a number of votes sufficient -making process). to Adecoagro will continue farming and producing commodities at low cost over its owned farmland, and continue executing its growth plan through the transformation of its previously acquired land and the expansion of its vertically integrated rice and dairy operations. Furthermore, Adecoagro continues to explore alternatives to diversify its geographic farmland base outside of Argentina.

adecoagro

4Q11

Operating Performance

Farming Business

2010/11 Harvest Year

Farming Production Data									
Planting & Production	*Planted Area (hectares)*			*Production (tons)*			*Yields (Tons per hectare)*		
	2010/2011	2009/2010	Chg %	2010/2011	2009/2010	Chg %	2010/2011	2009/2010	Chg %
Soybean	57,815	62,443	(7.4%)	147,722	192,951	(23.4%)	2.6	3.1	(17.3%)
Soybean 2nd Crop	32,311	25,079	28.8%	51,811	48,897	6.0%	1.6	1.9	(17.8%)
Corn (1)	28,178	30,577	(7.8%)	159,123	187,549	(15.2%)	5.6	6.1	(7.9%)
Corn 2nd Crop	3,516	4,040	(13.0%)	10,587	16,024	(33.9%)	3.0	4.0	(24.1%)
Wheat (2)	28,029	26,332	6.4%	92,908	61,208	51.8%	3.3	2.3	42.6%
Sunflower	9,943	14,784	(32.7%)	20,916	17,193	21.7%	2.1	1.2	80.9%
Cotton	3,242	425	662.7%	8,746	1,068	718.9%	2.7	2.5	7.4%
Total Crops	**163,033**	**163,680**	**(0.4%)**	**491,813**	**524,890**	**(6.3%)**	3.0	3.2	(5.9%)
Rice	27,542	18,142	51.8%	172,034	91,723	87.6%	6.2	5.1	23.5%
Coffee (perennial) (3)	1,632	1,632	0.0%	2,742	2,221	23.5%	2.0	1.8	7.7%
Total Farming	**192,207**	**183,454**	**4.8%**	**666,589**	**618,834**	**7.7%**	3.5	3.4	2.8%
Owned Croppable Area	118,686	106,626	11.3%						
Leased Area	37,694	47,709	(21.0%)						
Second Crop Area	35,827	29,119	23.0%						
Total Farming Area	**192,207**	**183,454**	**4.8%**						

	Milking Cows (Average Heads)			Milk Production (MM liters)			Productivity (Liters per cow per day)		
Dairy	**2011**	**2010**	**Chg %**	**2011**	**2010**	**Chg %**	**2011**	**2010**	**Chg %**
Milk Production	4,603	4,225	8.9%	51.2	41.6	23.2%	30.5	27.0	13.1%

	Processed Rice (thousand tons)		
Rice	**2011**	**2010**	**Chg %**
Processed Rice	217.7	132.0	64.9%

(1) Includes sorghum.
(2) Includes barley.
(3) Coffee yields are calculated over a total of 1,405 hectares for the 2010/11 harvest year, and 1,226 hectares for 2009/10 harvest year.
Note: Some planted areas may reflect immaterial adjustments compared to previous reports due to a more accurate area measurement, which occurred during current the period.

Adecoagro's 2010/11 harvest year was concluded. Overall production reached 666.6 thousand tons, 7.7% higher than the 2009/10 harvest year. The lower corn and soybean yields caused by the moderate drought experienced during the start of 2011 were offset by an increase in planted area, especially in our rice crop, coupled with excellent wheat and sunflower yields. This is a result of lower than average temperatures during the spring and early summer of 2010, combined with good sun insolation and well distributed rains during the growing stages of the crop.

The above illustrates how our regional and product diversification allows us to mitigate the climatic risk that certain regions and crops may suffer in any given year, which allows us to deliver more stable operating performance and cash flows.

5

adecoagro
4Q11

2011/12 Harvest Year

Farming Production Data				
2011/12 Planted Area	*Planted Area as of 12/31/2011 (ha)*	*Planted Area as of 03/30/2012 (ha)*	*Planted Area 2010/2011 (ha)*	*Planted Area % Chg*
Soybean	46,812	50,556	57,815	(12.6%)
Soybean 2nd Crop	31,616	41,581	32,311	28.7%
Corn (1)	34,418	42,189	28,178	49.7%
Corn 2nd Crop	2,283	5,587	3,516	58.9%
Wheat (2)	43,235	43,235	28,029	54.3%
Sunflower	9,598	9,598	9,943	(3.5%)
Cotton	6,389	6,389	3,242	97.1%
Total Crops	**174,351**	**199,134**	**163,033**	**22.1%**
Rice	31,497	31,497	27,542	14.4%
Coffee (perennial)	1,632	1,632	1,632	0.0%
Total Farming	**207,479**	**232,262**	**192,207**	**20.8%**
Owned Croppable Area	112,164	123,589	118,686	4.1%
Leased Area	61,417	61,506	37,694	63.2%
Second Crop Area	33,899	47,167	35,827	31.7%
Total Farming Area	**207,479**	**232,262**	**192,207**	**20.8%**

(1) Includes sorghum
(2) Includes barley

During the second half of 2011, the Company began its planting activities for the 2011/12 harvest year. As of December 31, 2011, 207.5 thousand hectares were successfully planted. Planting activities continued throughout early 2012, and as of the date of this report, planting for the 2011/12 harvest has been fully completed and a total of 232.3 thousand hectares have been seeded. Overall, the Company's planted area for farming has grown 20.8% compared to the previous harvest year.

During November 2011 through mid January 2012, Argentina and the south of Brazil suffered a severe drought with rain levels far below historical averages. Argentina's Humid Pampas, the country's corn-belt region, was one of the regions most affected by the dry weather. December rains are critical in this region, since the corn planted in September undergoes plant flowering, a growth phase in which the plants water requirements peak. Therefore, our early corn planted area was affected by the dry weather. The lack of moisture in the soil also delayed the planting of late corn, which is normally planted during early December, reducing yield potential. Since soybean is planted later than corn, typically between October and November, its critical growth period falls between the end of January and end of February. Therefore, the impact of the drought on the soybean crop is less meaningful.

During the first days of January, the drought conditions became more critical and the impact began expanding to other regions. However, as of mid-January and throughout the entire month of February, most of our productive regions have received abundant rains and general production outlook has improved. We believe that our geographic and product diversification will allow us to partially mitigate the damage caused by the drought.

Soybean: The soybean crop was in its initial growing stage during the end of December of 2011. At that time, the water requirement of the crop is low, and therefore, the drought had a minor impact on soybean first crop yields. In addition, good climatic conditions experienced during late January and February have allowed the crop to develop normally.

6

adecoagro
4Q11

Soybean 2nd Crop: The lack of soil humidity during late December 2011, prevented the timely planting of the crop. As a result, planting was delayed causing some irreversible yield damage. Abundant rains during January and February 2012 will partially offset the damage.

Corn: As of 2011 year end, most of our corn crop had been planted. Early corn planted in September suffered most from the drought, which was especially severe in the Argentine humid pampas or corn-belt region. The lack of rains during December 2011 and the first days of January 2012 caused an irreversible negative impact on the crop, given that they occurred during plant flowering which is the critical growth stage of the crop. However, seeking to diversify crop risk and water requirements, approximately half of our corn was planted during the end of November and beginning of December. The late corn areas have received an adequate amount of rainfall and are expected to partially offset the yield damage caused by the early corn crop.

Wheat: As of December 31, 2011, 42.9 thousand hectares were harvested, accounting for 99% of total planted area. Despite below average rains in some areas during September 2011, rains in early October 2011 normalized the crop's situation and led to an average yield of 2.6 tons per hectare. Yields were below those of the 2010/11 harvest year due to the exceptional climatic conditions the crop had last year.

Sunflower: During the end of the fourth quarter of 2011, we began the harvest of the 9.6 thousand hectares of sunflower. As of December 31, 2011, 1,454 hectares were harvested with an average yield of was 1.8 tons per hectare, slightly below our expectations. This was primarily as a consequence of the high temperatures the crop experienced during its development.

Rice: Our rice planting plan was complete as of December 31, 2011. Planted area totaled 31.5 thousand hectares, 14.4% above that of the 2010/11 harvest year. Supply of water in dams and rivers is sufficient to flood the rice fields throughout the growth cycle, which is key for proper plant development.

Cotton: The cotton crop was entirely planted as of December 31, 2011. The crop is going through its initial growth phase and is developing well.

Sugar, Ethanol & Energy Business

Sugar, Ethanol & Energy - Selected Production Data

	2011	2010	% Chg	4Q11	4Q10	% Chg
Crushed Cane (Tons)	4,168,082	4,066,115	2.5%	718,546	1,125,236	(36.1%)
Own Cane	3,891,125	3,869,283	0.6%	639,281	1,059,233	(39.6%)
Third Party Cane	276,957	196,833	40.7%	79,264	66,003	20.1%
Sugar (Tons)	247,805	235,690	5.1%	53,411	69,689	(23.4%)
Ethanol (M3)	161,385	174,303	(7.4%)	26,218	40,217	(34.8%)
Exported Energy (MWh)	245,474	168,644	45.6%	47,879	68,565	(30.2%)
Expansion & Renewal Area (Hectares)	13,616	7,998	70.2%	4,555	1,102	313.3%
Harvested Area (Hectares)	51,500	40,263	27.9%	9,937	11,051	(10.1%)
Sugarcane Plantation (Hectares)	65,308	53,799	21.4%	65,308	53,799	21.4%

Adecoagro's sugarcane crushing during 2011 reached 4.2 million tons of sugarcane, 2.5% higher than 2010. The drought suffered during April through October of 2010, together with the damage caused by the frosts in the second quarter of 2011, resulted in lower yields and lower sucrose content across all of Brazil, which prevented our sugarcane crushing from continuing to grow in-line with the growth of our sugarcane harvested area (27.9%) and sugarcane plantation (21.4%).

7

adecoagro
4Q11

Sugar production during 2011 was 5.1% higher than in 2010, while ethanol production had a 7.4% decrease, primarily due to changes in the production mix. Exported energy (MWh) to the power grid had a remarkable increase, growing by 45.6% year over year. The sharp increase in energy exports is a result of the increased operating efficiencies of our cogeneration equipment at the Angelica mill, a higher amount of cane crushed by the Angelica Mill, and finally, the acquisition of bagasse from third party mills. Additionaly, electricity production increased considerably more than sugar and ethanol production because its production only varies according to the amount of cane crushed, whereas sugar and ethanol production also rely on the sugar content (TRS) in sugarcane, which this year was negatively affected as explained above. Cogeneration is a key part of our business because it provides stable cash flows at low marginal cost and provides high EBITDA margins.

Complementing the expansion of our Sugar, Ethanol and Energy mill cluster in Mato Grosso do Sul, Adecoagro's sugarcane plantation as of December 31, 2011, has grown by 21.4% reaching a total of 65.3 thousand hectares. The average age of Brazil's sugarcane plantations is maturing due to poor renewal and expansion. We believe that by focusing on expanding and maintaining the productivity of our plantations we will benefit from the increasing demand for these products.

Financial Performance

Farming & Land Transformation Businesses

Farming & Land transformation business - Financial highlights						
$ thousands	2011	2010	Chg %	4Q11	4Q10	Chg %
Gross Sales						
Farming	270,766	197,741	36.9%	68,245	43,459	57.0%
Total Sales	**270,766**	**197,741**	**36.9%**	**68,245**	**43,459**	**57.0%**
Adjusted EBITDA (1)						
Farming	58,612	44,898	30.5%	(682)	15,034	(104.5%)
Land Transformation	8,832	20,837	(57.6%)	8,832	20,837	(57.6%)
Total Adjusted EBITDA(1)	**67,444**	**65,735**	**2.6%**	**8,150**	**35,871**	**(77.3%)**
Adjusted EBIT (1)						
Farming	52,682	39,902	32.0%	(2,465)	13,357	(118.5%)
Land Transformation	8,832	20,837	(57.6%)	8,832	20,837	(57.6%)
Total Adjusted EBIT(1)	**61,514**	**60,739**	**1.3%**	**6,367**	**34,194**	**(81.4%)**

Sales of our Farming business grew 36.9% during 2011 while Adjusted EBIT increased by 32.0%, primarily due to an expansion in crops and rice planted area, the fine tuning of our free-stall dairy, increased efficiency of our coffee operations and higher sales prices. The Land Transformation business recorded Adjusted EBIT of $8.8 million in 2011 through the sale of La Alegria farm, compared to $20.8 million contributed by the sale of La Macarena farm in 2010. Consolidated Adjusted EBIT(1) of the Farming and Land Transformation businesses during 2011 increased by 1.3% compared to 2010.

(1) Please see "Reconciliation of Non-IFRS measures" starting on page 29 for a reconciliation of Adjusted EBITDA and Adjusted EBIT to Profit/Loss. Adjusted EBITDA is defined as consolidated profit from operations before financing and taxation, depreciation, amortization and unrealized changes in fair value of long-term biological assets (sugarcane, coffee and cattle). Adjusted EBIT is defined as consolidated profit from operations before financing and taxation, and unrealized changes in fair value of long-term biological assets (sugarcane, coffee and cattle). Adjusted EBITDA margin and Adjusted EBIT margin are calculated as a percentage of net sales.

8

adecoagro

4Q11

Crops

Crops - Highlights							
	metric	**2011**	**2010**	**Chg %**	**4Q11**	**4Q10**	**Chg %**
Gross Sales	*$ thousands*	147,946	108,162	36.8%	28,902	18,154	59.2%
	thousand tons	540.4	530.9	1.8%	97.9	70.6	38.7%
	$ per ton	273.8	203.7	34.4%	295.1	257.1	14.8%
Adjusted EBITDA	*$ thousands*	42,563	33,613	26.6%	(2,708)	8,768	- %
Adjusted EBIT	***$ thousands***	**41,094**	**31,902**	**28.8%**	**(3,237)**	**8,130**	**- %**
Area under production (1)	*hectares*	127,206	134,561	(5.5%)	127,206	134,561	(5.5%)

(1) Does not include second crop planted area. Areas correspond to 2010/11 and 2009/10 harvest years.

Adjusted EBIT of our Crops segment increased from $31.9 million in 2010 to $41.1 million in 2011, mainly due to higher commodity sales prices obtained during 2011. However, Adjusted EBIT for 4Q11 was $(3.2) million, $11.4 million below that of 4Q10. This loss and underperformance compared to 4Q10 is explained by two main factors:

(i) the impact of the drought which affected the region during November 2011 through mid January 2012. As a result of the lack of rains recorded as of December 31, 2011, we revised lower the expected early corn and soybean first crop yields used to calculate the fair value of both these biological assets. As shown on the chart on page 10, as of December 31, 2011, 15,102 hectares of early corn and 8,777 hectares of soybean first crop had been planted and attained significant biological growth. These hectares generated Changes in Fair Value of Biological Assets and Agricultural Produce ("Changes in Fair Value") of $(1.6) million, compared to $7.4 million generated in 4Q10 by 15,151 hectares of corn and 6,843 hectares of soybean pertaining to the 2010/11 harvest year.

(ii) a fall in international and domestic wheat prices due to increases in global production estimates. As a result, the 43,235 hectares of wheat pertaining to the 2011/12 crop, mostly harvested during 4Q11 generated Changes in Fair Value of $0.2 million in 4Q11, while the 25,258 hectares pertaining to the 2010/11 crop, harvested during 4Q10 generated Changes in Fair Value of $8.3 million.

Crops - Gross Sales Breakdown									
	2011	**2010**	**Chg %**	**2011**	**2010**	**Chg %**	**2011**	**2010**	**Chg %**
Crop		***thousand $***			***thousand tons***			***$ per unit***	
Soybean	61,385	64,890	(5.4%)	208.1	250.3	(16.9%)	295.0	259.3	13.8%
Corn (1)	44,196	25,881	70.8%	201.2	201.7	(0.2%)	219.6	128.3	71.2%
Wheat (2)	25,060	9,110	175.1%	101.3	60.4	67.8%	247.4	150.9	63.9%
Sunflower	7,413	4,880	51.9%	23.1	16.7	37.9%	321.5	291.8	10.2%
Cotton	9,101	2,395	280.0%	6.7	1.8	269.6%	1,351.7	1,314.7	2.8%
Others	791	1,006	(21.3%)	-	-	- %	-	-	- %
Total	**147,946**	**108,162**	**36.8%**	**540.4**	**530.9**	**1.8%**	**-**	**-**	**- %**
	4Q11	**4Q10**	**Chg %**	**4Q11**	**4Q10**	**Chg %**	**4Q11**	**4Q10**	**Chg %**
Crop		***thousand $***			***thousand tons***			***$ per unit***	
Soybean	10,097	9,862	2.4%	32.8	26.1	25.5%	307.9	377.3	(18.4%)
Corn (1)	6,125	1,848	231.5%	27.3	10.8	152.2%	224.2	170.6	31.4%
Wheat (2)	6,839	4,747	44.1%	29.2	29.6	(1.3%)	234.2	160.4	46.0%
Sunflower	779	1,381	(43.6%)	3.8	3.9	(3.7%)	205.1	350.2	(41.5%)
Cotton	4,781	287	1,567.9%	4.8	0.1	4,805.8%	991.7	2,916.9	(66.0%)
Others	281	29	857.0%	-	-	- %	-	-	- %
Total	**28,902**	**18,154**	**59.2%**	**97.9**	**70.6**	**38.7%**	**-**	**-**	**- %**

(1) Includes sorghum.

(2) Includes barley.

Note: Prices per unit are a result of averaging different local market prices such as FAS Rosario (Arg), FOB Nueva Palmira (Uru) and FOT Luis Eduardo Magalhaes (BR).

9

adecoagro
4Q11

Sales in 2011 were 36.8% higher than in 2010, driven by higher sales volume for wheat, sunflower and cotton. Additionally, most of the commodities we produce were subject to price increases throughout the year which allowed us to realize higher prices than the previous year. The combination of these two factors allowed 2011 crop segment sales to reach $147.9 million, $39.8 million higher than 2010. Crop sales during 4Q11 reached $28.9, significantly higher than 4Q10 on account of higher sales volumes of soybean, corn and cotton and higher prices of corn and wheat.

Crops - Changes in Fair Value Breakdown

2011	metric	Soy	Soy 2nd Crop	Corn	Corn 2nd Crop	Wheat	Sunflower	Cotton	Total
2010/11 harvest year									
Harvested area	*Hectares*	57,815	32,311	28,178	3,516	28,029	9,943	3,242	163,033
Changes in Fair Value 2011 from harvested area 2010/11	*$ thousands*	**15,103**	**8,244**	**9,896**	**521**	**(17)**	**1,914**	**3,230**	**38,891**
2011/12 harvest year									
Planting plan (a+b+c+d)	*Hectares*	**48,662**	**41,892**	**42,393**	**5,240**	**43,235**	**9,598**	**6,389**	**197,408**
Area remaining to be planted (a)	*Hectares*	1,849	10,276	7,975	2,957	-	-	-	23,057
Planted area in initial growing stages (b)	*Hectares*	38,035	31,233	19,299	2,283	-	1,416	6,389	98,655
Planted area with significant biological growth (c)	*Hectares*	8,777	383	15,102	-	374	6,727	-	31,363
Harvested Area (d)	*Hectares*	-	-	17	-	42,861	1,454	-	44,332
Changes in Fair Value 2011 from harvested area 2011/12	*$ thousands*	-	-	-	-	**335**	**388**	-	**723**
Changes in Fair Value 2011 from planted area 2011/2012 with significant biological growth	*$ thousands*	**(950)**	**5**	**(705)**	-	**(87)**	**137**	-	**(1,600)**
Total Changes in Fair Value 2011	*$ thousands*	**14,153**	**8,249**	**9,191**	**521**	**231**	**2,439**	**3,230**	**38,014**

The table above shows the gains or losses from crop production generated in 2011, as of December 31, 2011. During 2011, our crop operations related to the 2010/11 harvest year generated Changes in Fair Value of $38.9 million. Regarding the 2011/12 harvest year, by the end of 2011 the winter crops, mainly wheat, were almost completely harvested and generated Changes in Fair Value of $0.7 million, mainly as a result of low wheat prices during the end of 2011. In addition, a portion of the summer crops corresponding to the 2011/12 harvest year, mainly soybean and corn, had attained significant biological growth by December 31, 2011, and generated Changes in Fair Value of $(1.6) million. As explained above, this loss is explained by the yield damage caused by the drought which impacted our farms primarily in the Argentine humid pampas during November and December 2011.

10

adecoagro
4Q11

Rice

Rice - Highlights	metric	2011	2010	Chg %	4Q11	4Q10	Chg %
Gross Sales	*$ thousands*	83,244	61,585	35.2%	26,148	16,149	61.9%
	thousand tons (1)	216.1	149.3	44.8%	81.2	80.7	0.7%
	$ per ton	385	412	(6.6%)	322	200	60.8%
Adjusted EBITDA	*$ thousands*	6,652	7,121	(6.6%)	2,307	6,542	(64.7%)
Adjusted EBIT	***$ thousands***	**3,547**	**5,041**	**(29.6%)**	**1,435**	**5,967**	**(76.0%)**
Area under production (2)	*hectares*	27,542	18,142	51.8%	27,542	18,142	51.8%
Rice Mills							
Own rough rice transferred to mills(3)	thousand tons(1)	157.9	75.8	108.4%	-	33.1	(100.0%)
Third party rough rice purchases	thousand tons(1)	59.8	56.3	6.3%	1.6	3.6	(55.4%)
Sales of Processed Rice	thousand tons(1)	216.1	149.3	44.8%	81.2	80.7	0.7%
Ending stock	thousand tons(1)	27.6	19.9	39.1%	27.6	19.9	39.1%

(1) Of rough rice equivalent.
(2) Areas under production correspond to the 2009/10 and 2010/11 harvest years
(3) Rice transferred to the mill is lower than rice production on the farm because a portion of the production is stored to be used as seed.

From an operational perspective, 2011 was a strong year for our rice business. As shown on page 5, during the 2010/11 harvest year our planted area grew by 51.8%, yields grew by 23.5% and as a result farm production increased by 87.6% to a record of 172.0 thousand tons of rough rice. During 4Q11, we have completed the planting of the 2011/12 harvest year, where we have expanded planted area by 14.4%. Despite lower prices than in 2010, gross sales have grown by 35.2% year over year as a result of the growth and operational efficiencies described above. However, Adjusted EBIT for 2011 stands at $3.5 million, 29.6% below 2010. Our growth and operational efficiencies have not been reflected in 2011 earnings as a result of:

(i) a significant portion of the 2010/11 harvest gains were recognized in the 2010 fiscal year. As of 4Q10, 23,934 hectares of planted rice with significant biological growth generated Changes in Fair Value of $6.3 million.

(ii) as of 4Q11, 26,546 hectares had attained significant biological growth and generated changes in fair value of only $1.9 million. This reduction is explained by a 13% fall in rough rice prices at year end.

11

adecoagro
4Q11

Rice - Changes in Fair Value Breakdown		
2011	**metric**	**Rice**
2010/11 harvest year		
Harvested area	*Hectares*	27,542
Changes in Fair Value in 2011 from harvested area 2010/11	*$ thousands*	8,226
2011/12 harvest year		
Planting plan (a+b)	***Hectares***	**31,497**
Planted area in initial growing stages (a)	*Hectares*	4,951
Planted area with significant biological growth (b)	*Hectares*	26,546
Changes in Fair Value 2011 from planted area 2011/2012 with significant biological growth	*$ thousands*	1,913
Total Changes in Fair Value in 2011	***$ thousands***	**10,139**

Rice corresponding to the 2010/11 harvest year, which was entirely harvested during the first half of 2011, generated Changes in Fair Value of $8.2 million in 2011. Additionally, the rice planted hectares corresponding to the 2011/12 harvest year, which as of December 31, 2011, had attained significant biological growth, generated Changes in Fair Value of $1.9 million. As a result, total Changes in Fair Value for the 2011 fiscal year was of $10.1 million.

Dairy

Dairy - Highlights	metric	2011	2010	Chg %	4Q11	4Q10	Chg %
Gross Sales	*$ thousands*	19,697	14,297	37.8%	5,524	4,254	29.9%
	million liters	51.2	41.6	23.2%	14.6	12.3	18.4%
	$ per liter	0.38	0.34	11.8%	0.38	0.35	9.7%
Adjusted EBITDA	*$ thousands*	3,426	2,649	29.3%	772	1,106	(30.2%)
Adjusted EBIT	***$ thousands***	**2,826**	**2,226**	**27.0%**	**573**	**957**	**(40.1%)**
Milking Cows	*Average Heads*	4,603	4,225	8.9%	4,858	4,529	7.3%

Milk production reached 51.2 million liters in 2011, 23.2% higher than 2010. This production increase is attributable to an 8.9% increase in our milking cow herd enhanced by a 13.1% increase in cow productivity. Average cow production per day increased from 27.0 liters/day in 2010 to 30.5 liters/day in 2011, as a result of the improvement of the operations of the free-stall dairy, complemented by a higher proportion of cows in the free-stall dairy rather than in grazing dairies. In addition, average milk prices during 2011 stood at $0.38 per liter, 11.8% higher than in 2010. As a result of the increase in the cow herd, higher productivity and higher raw milk prices, Adjusted EBIT reached $2.8 million during 2011, 27.0% above 2010.

12

adecoagro
4Q11

Coffee

Coffee - Highlights	metric	2011	2010	Chg %	4Q11	4Q10	Chg %
Gross Sales	$ thousands	14,170	7,572	87.1%	5,953	2,904	105.0%
	tons	3,572	1,989	79.6%	1,331	793	67.9%
	$ per ton	3,967	3,807	4.2%	4,471	3,662	22.1%
Adjusted EBITDA	$ thousands	1,285	(2,854)	- %	(2,545)	(2,944)	(13.6%)
Adjusted EBIT	**$ thousands**	**755**	**(3,303)**	- %	**(2,664)**	**(3,233)**	**(17.6%)**
Harvested Area	hectares	1,405	1,226	14.6%	-	-	- %

Our coffee business has shown a significant improvement compared to last year. The implementation of the new pruning schedule together with adjustments in technology has improved the operational efficiency of the segment, which is reflected in a 23.5% increase in production volumes as a result of a 7.7% increase in coffee yields and a 14.6% increase in harvested area during 2011 compared to 2010 (see "Operating Performance"). In addition, higher selling prices have contributed to an Adjusted EBIT of $0.8 million for 2011, $4.1 million higher than 2010.

Adjusted EBIT during 4Q11 and 4Q10 is negative as a result of the seasonality of this business, since coffee tree maintenance costs are mostly concentrated during the fourth and first quarter of the year.

Cattle

Cattle - Highlights	metric	2011	2010	Chg %	4Q11	4Q10	Chg %
Gross Sales	$ thousands	5,709	6,125	(6.8%)	1,718	1,998	(14.0%)
Adjusted EBITDA	$ thousands	4,686	4,369	7.3%	1,492	1,562	(4.5%)
Adjusted EBIT	**$ thousands**	**4,460**	**4,036**	**10.5%**	**1,428**	**1,536**	**(7.0%)**
Area under production	hectares	78,891	82,157	(4.0%)	78,069	79,484	(1.8%)

Our cattle business consists mainly of leasing land not suitable for crop production to a third party for cattle grazing activities. The payments received under this 10-year lease agreement are fixed in kilograms of beef per hectare and tied to the market price of beef. Adjusted EBIT in 2011 reached $4.5 million, 10.5% above 2010, as a result of higher beef prices during 2011. On a quarterly basis, Adjusted EBIT for 4Q11 shows a 7.0% decrease compared to 4Q10, primarily due to a reduction in the amount of hectares leased to the third party during 4Q11.

13

adecoagro
4Q11

Land transformation business

Land transformation - Highlights	metric	2011	2010	Chg %	4Q11	4Q10	Chg %
Adjusted EBITDA	$ thousands	8,832	20,837	(57.6%)	8,832	20,837	(57.6%)
Adjusted EBIT	**$ thousands**	**8,832**	**20,837**	**(57.6%)**	**8,832**	**20,837**	**(57.6%)**
Land sold	Hectares	2,439	5,086	(52.0%)	2,439	5,086	(52.0%)

Adjusted EBITDA of our Land Transformation business during 4Q11 and 2011 totaled $8.8 million, originated by the sale of the La Alegria farm, a 2,439 hectare farm sold in November 30, 2011.

La Alegria is a farm located in the region of General Villegas, in the province of Buenos Aires, Argentina, which was acquired by Adecoagro in 2007 for a total of $5.9 million, or $2,420 per hectare. The farm was being used for cattle grazing by the former owner. Following the acquisition, Adecoagro applied a sustainable production model to transform a total of 1,948 hectares for the production of soybean, corn and wheat. After four years of enhancing the productivity of the soil by applying no-till farming, crop rotation, balanced fertilization and other best practices, the farm was sold for $13.7 million, equivalent to $5,623 per hectare, generating an Adjusted EBITDA of $8.8 million. The operating cash flows generated by the production of crops at La Alegria farm, added to the capital gains derived from land transformation and land appreciation resulted in an investment with an internal rate of return of 23.2%.

Since the start of the 2011/12 planting season, Adecoagro put into production and planted a total of 13,676 hectares of land that were previously undeveloped or undermanaged. Of this total area, 5,091 hectares correspond to rice land and 8,586 hectares to land for row crops (soy, corn, wheat). Our most significant transformation project is taking place at the Dinaluca rice farm. Dinaluca is a 14,749 hectare farm acquired by Adecoagro in mid 2010. At the moment of the acquisition, the farm had roughly 3,000 hectares suitable for rice production. Since then, Adecoagro began to apply the necessary transformation techniques to put into production additional hectares, and has been able to plant over 7,000 hectares of rice in the current harvest year. We expect the transformation of this farm to continue, and plan to reach a total rice planted area of between 11,000 and 12,000 hectares.

Land transformation is an ongoing process on our farms, which consists of transforming undervalued or undermanaged land into its highest production capabilities. All our farmland is managed under a sustainable production model that is focused on cutting edge technologies, such as no-till farming, crop rotations, balanced fertilization and integrated pest management, among other, which enhances soil productivity and reduces the use of fertilizers and agrochemicals year after year.

Adecoagro enhances its operating cash flows by strategically disposing of a portion of its fully developed farmland and monetizes the capital gains generated by land transformation. Additionally, land sales allow Adecoagro to reallocate its capital efficiently by acquiring new land with high transformation potential.

14

4Q11

Sugar, Ethanol & Energy business

Sugar, Ethanol & Energy - Highlights						
$ thousands	2011	2010	Chg %	4Q11	4Q10	Chg %
Net Sales Angelica [1]	195,292	137,009	42.5%	57,043	70,128	(18.7%)
Net Sales UMA [1]	63,648	67,247	(5.4%)	21,384	24,562	(12.9%)
Total Sales	**258,939**	**204,256**	**26.8%**	**78,427**	**94,690**	**(17.2%)**
Gross Profit Manufacturing Activities - Angelica	87,944	39,187	124.4%	16,829	25,916	(35.1%)
Gross Profit Manufacturing Activities - UMA	21,728	24,653	(11.9%)	8,686	9,209	(5.7%)
Gross Profit Manufacturing Activities	**109,672**	**63,840**	**71.8%**	**25,516**	**35,125**	**(27.4%)**
Adjusted EBITDA Angelica	88,325	29,869	195.7%	14,381	17,914	(19.7%)
Adjusted EBITDA UMA	21,182	21,866	(3.1%)	8,240	7,063	16.7%
Total Adjusted EBITDA	**109,507**	**51,735**	**111.7%**	**22,621**	**24,977**	**(9.4%)**
Adjusted EBITDA Margin Angelica	45.2%	21.8%	107.5%	25.2%	25.5%	(1.3%)
Adjusted EBITDA Margin UMA	33.3%	32.5%	2.3%	38.5%	28.8%	34.0%
Adjusted EBITDA Margin Total	**42.3%**	**25.3%**	**67.0%**	**28.8%**	**26.4%**	**9.3%**

1) Net Sales are calculated as Gross Sales net of sales taxes.

The fourth quarter of 2011 marked the conclusion of our 2011 sugarcane harvest. Adjusted EBITDA of our Sugar, Ethanol and Energy business increased by $57.8 million, from $51.7 million in 2010 to $109.5 million in 2011, with an Adjusted EBITDA margin of 42.3%.

Regardless of the difficult harvest year as a result of low sugarcane yields and low sugar content (TRS) across Brazil's center-south region, the Angelica mill increased its crushing from 2.9 million tons in 2010, to 3.2 million tons in 2011. Angelica is expected to reach full utilization of its 4.0 million tons of nominal crushing capacity during 2012 and 2013, as we expand our sugarcane plantation. The higher utilization of its nominal capacity, coupled with better selling prices for sugar, ethanol and energy, increased the mill's Adjusted EBITDA by $58.5 million or 195.7% from 2010 to 2011, delivering an Adjusted EBITDA margin of 45.2%.

With respect to the UMA mill, Adjusted EBITDA remained in line with 2010. Sugarcane crushed during 2011 was lower than that of 2010, primarily due to the drought the Minas Gerais state suffered in 2010, which consequently led to lower cane yields in 2011. However, the lower amount of cane crushed was offset by higher realized prices for our sugar, ethanol and energy production.

15

adecoagro
4Q11

Sugar, Ethanol & Energy - Gross Sales Breakdown									
	$ thousands			Units			($/ unit)		
	2011	2010	Chg %	2011	2010	Chg %	2011	2010	Chg %
Sugar (tons)	130,348	98,385	32.5%	235,460	233,645	0.8%	554	421	31.5%
Ethanol (cubic meters)	116,599	114,793	1.6%	126,738	188,953	(32.9%)	920	608	51.4%
Energy (Mwh)	24,393	15,040	62.2%	245,010	178,914	36.9%	100	84	18.4%
Other	5,978	308	1840.9%	-	-	-	-	-	-
TOTAL	**277,318**	**228,526**	**21.4%**	-	-	-	-	-	-
	$ thousands			Units			($/ unit)		
	4Q11	4Q10	Chg %	4Q11	4Q10	Chg %	4Q11	4Q10	Chg %
Sugar (tons)	34,301	48,406	(29.1%)	63,806	93,755	(31.9%)	538	516	4.1%
Ethanol (cubic meters)	43,183	50,257	(14.1%)	50,094	72,639	(31.0%)	862	692	24.6%
Energy (Mwh)	4,019	5,191	(22.6%)	46,799	59,780	(21.7%)	86	87	(1.1%)
Other	1,936	70	- %	-	-	-	-	-	-
TOTAL	**83,439**	**103,923**	**(19.7%)**	-	-	-	-	-	-

Total Sales during 2011 reached $277.3 million, 21.4% above 2010. The increase in prices and the higher amount of megawatts and sugar tons sold have allowed sugar and energy sales to increase considerably, by 32.5% and 62.2% respectively, compared to 2010. Another factor that contributed to an increase in our sales was the flexibility of our Angelica mill to produce both hydrous and anhydrous ethanol. At our Angelica mill, during the start of the harvest we were able to maximize anhydrous production and obtained excellent prices, 51.4% above those of 2010. As anhydrous ethanol prices normalized, we switched our production mix to maximize sugar production, which for the remaining part of the year was more profitable. Also, a significant portion of our ethanol production was carried as stock into the off season, in expectation of more favorable selling prices. The combination of these two factors resulted in a drop in ethanol sales volumes of 32.9% in 2011.

Sugar, Ethanol & Energy - Industrial indicators							
	metric	2011	2010	% Chg	4Q11	4Q10	% Chg
Milling Angelica	thousand tons	3,153	2,928	7.7%	521	929	(43.9%)
Milling UMA	thousand tons	1,015	1,138	(10.8%)	198	196	0.9%
Milling Total	**thousand tons**	**4,168**	**4,066**	**2.5%**	**719**	**1,125**	**(36.1%)**
Own sugarcane	%	93.4%	95.2%	(1.9%)	89.0%	94.1%	(5.5%)
Sugar mix in production	%	51.0%	45.5%	12.1%	55.9%	51.7%	8.0%
Ethanol mix in production	%	49.0%	54.5%	(10.1%)	44.1%	48.3%	(8.6%)
Energy per milled ton	Kwh/ton	59	41	42.0%	67	61	9.4%

A total of 4.2 million tons of sugarcane have been crushed by our two mills during 2011. Although agricultural yields were lower in 2011, total sugarcane crushed in the Angelica mill grew 7.7% compared to 2010. Sugarcane milling during 4Q11 was lower than 4Q10 primarily for two reasons: (i) milling during 2010 had been delayed due to the commissioning of the sugar plant, therefore leaving more sugarcane to be milled in the fourth quarter; and (ii) a higher industrial efficiency and less cane to be milled as a result of the frost contributed to an early close of the 2011 harvest year. On the other hand, the Usina Monte Alegre mill decreased its crushing by 0.1 million tons, primarily due to the drought the Minas Gerais state suffered in 2010, which consequently led to lower cane yields in 2011.

In line with our strategy of being low-cost producers of sugar, ethanol and electricity, the supply of our own sugarcane, which we plant, grow and harvest, as a percentage of total sugarcane crushed, remains at very

16

adecoagro
4Q11

high levels relative to the industry average. During the last harvest year, only 6.6% of total crushed cane was supplied by third parties. The supply of owned sugarcane allows us to control the flow and quality of the sugarcane delivered at the mill, and leverages our agricultural expertise to maximize sugarcane yields and sugar content.

In our Energy business, energy generation per ton of sugarcane milled grew from 41 Kwh/ton in 2010 to 59 Kwh/ton. This growth reflects the increased efficiency of cogeneration equipment at the Angelica mill. Cogeneration is a key part of our business, since it provides stable cash flows at low marginal cost and provides very high EBITDA margins.

Our production mix favored sugar production during most of the year, except during April, in which the Angelica mill took advantage of its flexibility and maximized anhydrous ethanol production to take advantage of the excellent prices the commodity had at that time. In contrast, 2010 had a higher ethanol mix in the production, as Angelica's sugar factory began operating in June 2010, so during the first months of the harvest year all cane crushed was used to produce ethanol.

Sugar, Ethanol & Energy - Changes in Fair Value						
	2011			2010		
Biological Asset						
	$	*Hectares*	*$/hectare*	*$*	*Hectares*	*$/hectare*
(+) Sugarcane plantations at end of period	158,925	65,308	2,433	104,848	53,799	1,949
(-) Sugarcane plantations at begining of period	(104,848)	53,799	1,949	(164,701)	49,470	3,329
(-) Planting Investments	(62,339)	13,616	4,578	(34,701)	7,998	4,339
(-) Increase due to purchases	(1,075)	1,095	-	-	-	-
(-) Exchange difference	18,134	-	-	(2,241)	-	-
Changes in Fair Value of Biological Assets	**8,797**	-	-	**(96,795)**	-	-
Agricultural produce						
	$	*Tons*	*$/ton*	*$*	*Tons*	*$/ton*
(+) Harvested own sugarcane transferred to mill	158,173	3,891	41	117,182	3,869	30
(-) Expenses	(135,022)	-	-	(106,390)	-	-
Changes in Fair Value of Agricultural Produce	**23,151**	-	-	**10,792**	-	-
Total Changes in Fair Value	**31,948**	-	-	**(86,003)**	-	-

In 2011, Total Changes in Fair Value of the Sugar, Ethanol and Energy business was $31.9 million, primarily as a result of an increase in the fair value of our sugarcane plantations, from an average of $1,949 per hectare as of 2010 year end, to $2,433 per hectare at the end of 2011, generating unrealized Changes in Fair Value of Biological Assets of $8.8 million. The $484 increase in valuation per hectare corresponds to (i) the planting of 13,616 hectares of sugarcane which are valued at a higher price per hectare than older sugarcane plantations, and (ii) higher sugar prices used in the DCF model we developed internally to estimate the fair value of our sugarcane plantations. This unrealized non-cash gain was supplemented by a $23.2 million gain in current cane production ("agricultural produce"). Gains derived from cane production were atypically low due to the low TRS content in sugarcane as a result of the frost suffered during June 2011. 3.9 million tons of owned sugarcane were transferred during the year from the cane fields to the mills. The value of sugarcane transferred to the mill on a per ton basis increased 34.2% from 2010 to 2011 as a result of the increase in sugar and ethanol prices, according to the Consecana pricing formula.

The main driver for the $86.0 million loss in 2010 was a decrease in the fair value of our sugarcane plantations, from an average of $3,329 per hectare at the beginning of the period to $1,949 per hectare at the end of the period. The lower valuation per hectare resulted primarily from lower sugar prices projected in the DCF valuation model.

17

adecoagro
4Q11

Agricultural Produce - Productive Indicators	metric	2011	2010	% Chg	4Q11	4Q10	% Chg
Harvested own sugarcane	thousand tons	3,891	3,869	0.6%	639	1,059	(39.6%)
Harvested area	Hectares	51,500	40,263	27.9%	9,937	11,051	(10.1%)
Yield	tons/hectare	75.6	96.1	(21.4%)	64.3	95.9	(32.9%)
TRS content	kg/ton	128.0	135.8	(5.8%)	136.4	127.9	6.6%
Mechanized harvest	%	87.0%	79.9%	8.9%	84.4%	88.4%	(4.5%)

The table above shows productive indicators related to our owned sugarcane production ("Agricultural Produce") which is planted, harvested and then transferred to our mills for processing. Sugarcane yields and sugar content in cane (TRS) were 21.4% and 5.8% below 2010 levels, respectively. The low cane yield is a result of the lack of rains experienced during April through October of 2010, exacerbated by the harsh frost that affected most of Brazil's center-south region during the end of June 2011, which was detrimental for sugarcane development. In turn, TRS content decreased as a consequence of excessive rains during 1Q11 and the frost during 2Q11. These two factors have impacted sugarcane production throughout Brazil's center-south region, reducing total production estimates significantly.

As mentioned above, 4Q11 crushed cane was considerably below that of 4Q10, primarily due to: (i) delays in milling during 2010 due to the commissioning of Angelica's sugar plant, left more sugarcane to be milled in the fourth quarter; and (ii) a higher industrial efficiency and less cane to be milled as a result of the frost contributed to an early close of the harvest year in 2011. Following the expansion of our sugarcane plantation and an increase in milling capacity, harvested area was up by 27.9%. Despite the large increase in harvested area, milled cane has only had a slight increase resulting from the poor cane yields explained above. The percentage of mechanized harvest has increased to 87.0%, driven by the gradual mechanization of harvest at the Usina Monte Alegre mill, increasing the efficiency of our harvesting operations.

Corporate Expenses

Corporate Expenses						
$ thousands	**2011**	**2010**	**Chg %**	**4Q11**	**4Q10**	**Chg %**
Corporate Expenses	(26,885)	(22,353)	20.3%	(6,672)	(6,704)	(0.5%)

Adecoagro's Corporate expenses include items that cannot be allocated to a specific business segment, such as executive officers and headquarters staff, and certain professional fees, travel expenses, and office lease expenses, among others.

The table above shows the amount and percentage change for corporate expenses for the two most recent periods. Corporate expenses for 2011 were $26.9 million, $4.5 million higher than 2010. This difference is primarily explained by:

(i) Higher general and professional expenses incurred in 2011 which are related to being a public company, including: auditor fees, legal fees, listing fees, directors compensation, restricted share plan (non-cash), investor relations expenses, and legal and accounting compliance, among others.

(ii) Higher labor costs in Argentina and Brazil due to salary inflation.

18

adecoagro
4Q11

Other Operating Income

Other Operating Income						
Concept	**2011**	**2010**	**Chg %**	**4Q11**	**4Q10**	**Chg %**
Gain/(Loss) from commodity derivative financial instruments	19,664	106	18,450.6%	3,484	(7,132)	- %
Loss from forward contracts	(5,333)	(3,935)	35.5%	207	(3,935)	- %
Gain from disposal of farmland	8,832	20,837	(57.6%)	8,832	20,837	(57.6%)
Gain/(Loss) from disposal of other property items	394	847	(53.5%)	190	518	(63.3%)
Others	1,024	369	177.5%	(958)	(186)	415.1%
Total	**24,581**	**18,224**	**34.9%**	**11,755**	**10,102**	**16.4%**

Other Operating Income for 2011 was $24.6 million, compared to $18.2 million in 2010. This increase is primarily explained by a $19.7 million gain due to the mark-to-market of commodity derivative financial instruments, as a result of a fall in commodity prices during the second half of 2011. Please see “Commodity Hedging” chart on page 20 of this release. Other Operating Income during 4Q11 reached $11.8 million, mainly driven by an $8.8 million gain generated by the sale of La Alegria farm. Please see “Land Transformation” on page 14.

Financial Results

Financial Results						
Concept	**2011**	**2010**	**Chg %**	**4Q11**	**4Q10**	**Chg %**
Interest Income/(Expense), net	(25,998)	(33,028)	(21.3%)	(3,469)	(11,846)	(70.7%)
FX Gains/(Losses)	(12,683)	7,324	- %	(4,085)	4,553	- %
Gain/(Loss) from derivative financial Instruments	(2,247)	5,018	- %	1,457	949	53.6%
Taxes	(5,273)	(2,104)	150.6%	(1,073)	(611)	75.6%
Other Income/(Expenses)	(7,008)	(147)	4,667.5%	(2,360)	3,497	- %
Total Financial Results	**(53,209)**	**(22,937)**	**132.0%**	**(9,529)**	**(3,458)**	**175.6%**

Our net financial results in 2011 show a loss of $53.2 million, compared to a loss of $22.9 million in 2010. This loss is primarily explained by:

(i) A $12.7 million non-cash loss in 2011, due to the depreciation of the Brazilian Real and the Argentine Peso which affected the portion of our outstanding debt in Brazil and Argentina denominated in foreign currency.

(ii) A $2.2 million loss as a result of the mark-to-market of our currency derivatives used to hedge the future US dollar inflows generated by our forward sugar sales.

Partially offsetting the above, net interest expense fell, from $33.0 million in 2010 to $26.0 in 2011 as a result of $8.0 million of interest income in 2011 generated by our IPO proceeds held in short-term, fixed deposits and currency derivative instruments throughout the year.

19

adecoagro

4Q11

Commodity Hedging

Adecoagro's performance is affected by the volatile price environment inherent to agricultural commodities. The company uses both forward contracts and derivative markets to mitigate swings in prices by locking margins and stabilizing profits.

The table below shows the average selling prices for Adecoagro's physical sales (i.e., volumes and average prices including past sales invoiced/delivered and fixed-price forward contracts).

Physical Commodity Hedge				
Farming	Country	Volume thousand tons	Local Sale Price FAS $/ton	Local Sale Price FOB cts/bushel (1)
2010/11 Harvest Year				
Soybean	Argentina	154.9	284	1,231
	Uruguay	11.3	409	1,162
	Brazil	21.3	376	1,302
Corn	Argentina	143.4	193	634
	Uruguay	6.3	299	805
	Brazil	5.8	230	793
Wheat	Argentina	79.8	214	777
	Uruguay	6.7	269	782
	Brazil	-	-	-
Cotton (2)	Argentina	1.1	2,197	110
	Uruguay	-	-	-
	Brazil	2.7	2,625	128
2011/12 Harvest Year				
Soybean	Argentina	68.6	319	1,384
	Uruguay	7.3	471	1,330
	Brazil	7.5	410	1,394
Corn	Argentina	110.3	176	578
	Uruguay	2.0	252	686
	Brazil	-	-	-
Wheat	Argentina	49.8	178	652
	Uruguay	12.3	231	679
	Brazil	-	-	-
Cotton (2)	Argentina	-	-	-
	Uruguay	-	-	-
	Brazil	1.0	2,017	100
Sugar, Ethanol & Energy	Country	Volume thousand tons	Local Sale Price FAS $/ton	Local Sale Price FOB cts/bushel (1)
2011 Harvest Year				
VHP Sugar	Brazil	208.0	540.6	25.5
Ethanol	Brazil	126.7	944.1	-
2012 Harvest Year				
VHP Sugar	Brazil	17.1	554.0	24.2

(1) Equivalent FOB price - includes freight, export taxes and fobbing cost.
In order to compare with CBOT or ICE prices, the respective basis (premium or discount) should be considered.
(2) Cotton prices are measured in $/ton and cents/lb.

In the derivatives market, as part of its risk management policy, Adecoagro uses futures and options contracts in order to mitigate the price volatility. Below is a table that summarizes the mark-to-market impact of Adecoagro's futures and options positions as of December 31, 2011, which is primarily non-cash. By adding the mark-to-market impact of futures and options hedge position to the physical sales for the period 2011 displayed above, one may reach the average selling price of the respective commodities.

20

adecoagro
4Q11

To illustrate this impact on the average price for sugar in 2011, the $12.2 million gain generated by the 2011 sugar derivative position, divided by the 208.8 thousand tons of physical hedge volume for the 2011 harvest year displayed in the table above, contribute 2.67 US cents/lb to the physical sales price of 25.5 US cents/lb, resulting in an average 2011 sales price for sugar of 28.2 US cents/lb.

Derivative Financial Instruments (Futures & Options)				
Farming	**Type of contract [1]**	**Open hedge positions thousand tons [2]**	**Gain/loss booked in 4Q11 thousands $ [3]**	**Gain/loss booked in 2011 thousands $ [3]**
2010/11 Harvest Year				
Soybean	Futures & Options	-	326	1,783
Corn	Futures & Options	-	9	(177)
Wheat	Futures	-	11	11
2010/11 Total		**-**	**345**	**1,617**
2011/12 Harvest Year				
Soybean	Futures & Options	63.1	(842)	1,712
Corn	Futures & Options	76.7	(1,362)	2,655
Wheat	Futures & Options	23.1	300	353
Coffee	Futures	2.0	(206)	2,025
2011/12 Total		**162.9**	**(2,110)**	**6,744**
TOTAL		**162.9**	**(1,765)**	**8,362**
Sugar, Ethanol & Energy	**Type of contract [1]**	**Open hedge positions thousand tons [2]**	**Gain/loss booked in 4Q11 thousands $ [3]**	**Gain/loss booked in 2011 thousands $ [3]**
2011 Harvest Year				
Sugar	Futures & Options	22.9	548	4,511
Ethanol	Futures & Options	1.7	48	(933)
2011 Total	Futures & Options	**-**	**597**	**3,579**
2012 Harvest Year				
Sugar	Futures & Options	149.8	4,303	7,285
Ethanol	Futures & Options	0.5	5	5
2012 Total	Futures & Options	-	**4,308**	**7,290**
2013 Harvest Year				
Sugar	Futures & Options	91.4	427	433
2013 Total		-	**427**	**433**
TOTAL			**5,332**	**11,302**
Total Gains from commodity derivative instruments			**3,567**	**19,664**

1) Crops futures are traded in the Chicago Board of Trade (CBOT) and in the "Mercado a Término de Buenos Aires" (MATBA).
2) Tons hedged by options contracts are determined by the ratio that compares the change in the price of the underlying asset to the corresponding change in the price of the derivate (delta).
3) Includes the results from open and closed futures and options positions.

21

Indebtedness Net Debt Breakdown $ thousands 4Q11 3Q11 Chg % Short Term Debt 157,296 149,873 5.0% Farming 73,749 73,845(0.1%) Sugar, Ethanol & Energy 83,547 76,028 9.9% Long Term Debt 203,409 184,920 10.0% Farming 90,665 60,150 50.7% Sugar, Ethanol & Energy 112,744 124,770(9.6%) Total Debt 360,705 334,793 7.7% Cash & Equivalents (1) 330,546 340,430(2.9%) Net Debt 30,159(5,637)—% (1) Cash & Equivalents in 3Q11 includes $48 million of short term financial investments. Adecoagro’sss indebtednessgro at the end of 2011 was $360.7 million, 7.7% higher compared to the previous quarter. The most significant change in our debt structure is the 50.7% increase in our Farming business’s-term debt. On November 9, 2011, Adecoagro executed an agreement with the Inter-American Development Bank (IDB) to amend the A/B secured senior loan facility which was entered into by its Argentine subsidiaries and IDB in December 2008. Pursuant to the agreement, IDB and a group of commercial banks participating in the B-Loan have agreed to: (i) increase the amount outstanding under the tranche B-Loan by $30.8 million, reaching a total outstanding amount of $80 million; (ii) reduce the interest rate spread of both tranche A-Loan and B-Loan by 55 basis points, resulting in an interest rate of 6.11% for tranche A and LIBOR plus 4.45% for tranche B; and (iii) extend the maturity of the tranche A-Loan to 7 years and the tranche B-Loan to 5 years, including a grace period of 1 year. These new proceeds will be used to continue expanding and developing our rice and dairy operations in Argentina. Total cash as of December 31, 2011 stands at $330.5 million, slightly below the previous quarter. This cash will be used to execute the Company’s growth As a result of the increase in outstanding debt and reduction in cash, Net Debt as of 2011 year end is $30.2 million. Debt Currency Breakdown Short and Long term Debt

4Q11

Capital Expenditures & Investments

Capital Expenditures & Investments						
$ thousands	2011	2010	Chg %	4Q11	4Q10	Chg %
Farming & Land Transformation	**72,264**	**37,231**	**94.1%**	**9,736**	**3,284**	**196.5%**
Land Acquisitions	47,732	22,575	111.4%	-	-	- %
Land Transformation	8,710	4,762	82.9%	1,910	42	4,430.1%
Rice Mill Construction	7,050	4,086	72.5%	1,902	1,594	19.3%
Dairy Free Stall Unit	5,387	1,544	248.8%	4,885	250	1,852.6%
Others	3,385	4,263	(20.6%)	1,039	1,398	(25.6%)
Sugar, Ethanol & Energy	**104,725**	**154,781**	**(32.3%)**	**42,663**	**55,255**	**(22.8%)**
Sugar & Ethanol Mills	56,092	120,081	(53.3%)	36,428	49,815	(26.9%)
Sugarcane Planting	48,633	34,700	40.2%	6,235	5,440	14.6%
Total	**176,989**	**192,012**	**(7.8%)**	**52,399**	**58,539**	**(10.5%)**

Adecoagro's capital expenditures during 2011 totaled $177.0 million, 7.8% lower than 2010. Higher Capital Expenditures in 2010 resulted from the completion of the last phase of construction at the Angelica mill, which was finished in June 2010. 2011 Capital Expenditures were primarily related to the acquisition of 13,003 hectares of farmland in Argentina, for a total of $47.7 million, and the expansion of our Sugar, Ethanol and Energy operations, in which the company invested $104.7 million. Most of the investments made in the Sugar, Ethanol and Energy segment correspond to the construction and cane planting for the Ivinhema mill, which is scheduled to have a nominal crushing capacity of 2.0 million tons by 2013, and gradually increase its crushing until it reaches its full capacity of 6.3 million tons by 2017.

During 2011 we have also made investments in order to vertically integrate our rice and dairy operations in Argentina. $7.1 million were invested in the construction of our fourth rice mill, located in the city of Frank in the province of Santa Fe, Argentina. The mill has begun operating and currently has a processing capacity of 7,200 tons of rough rice per month. Once the construction of the mill is finalized, we expect it to reach a total processing capacity of over 9,000 tons of rough rice per month.

Expenditures corresponding to our dairy segment are related to the construction of our second free stall dairy module. We started the assembly of the facility in the second half of 2011 and plan to complete the construction by the end of 2012 and the purchase of cows by 2013.

Lastly, land transformation expenditures are primarily related to the transformation occurring at our Dinaluca farm, where, during 2011, over 4,000 hectares formerly used for cattle grazing were transformed and put into rice production.

23

adecoagro
4Q11

Inventories

End of Period Inventories				
Product	Metric	2011	2010	Chg %
Soybean	tons	7,721	6,882	12.2%
Corn (1)	tons	13,745	18,599	(26.1%)
Wheat (2)	tons	93,701	65,754	42.5%
Sunflower	tons	979	508	92.6%
Cotton	tons	917	-	- %
Rough Rice	tons	27,633	19,863	39.1%
Coffee	tons	122	890	(86.3%)
Sugar	tons	21,283	11,211	89.8%
Ethanol	m3	38,551	4,943	679.9%

(1) Includes sorghum.
(2) Includes barley.

Variations in inventory levels between 2011 and 2010 are attributable to (i) changes in production volumes resulting from changes in planted area, in production mix between different crops and in yields obtained, (ii) different percentage of area harvested during the period, and (iii) changes in commercial strategy or selling pace for each product.

Forward-looking Statements

This press release contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. These forward-looking statements can be identified by words or phrases such as "anticipate," "forecast", "believe," "continue," "estimate," "expect," "intend," "is/are likely to," "may," "plan," "should," "would," or other similar expressions.

The forward-looking statements included in this press release relate to, among others: (i) our business prospects and future results of operations; (ii) weather and other natural phenomena; (iii) developments in, or changes to, the laws, regulations and governmental policies governing our business, including limitations on ownership of farmland by foreign entities in certain jurisdictions in which we operate, environmental laws and regulations; (iv) the implementation of our business strategy, including our development of the Ivinhema mill and other current projects; (v) our plans relating to acquisitions, joint ventures, strategic alliances or divestitures; (vi) the implementation of our financing strategy and capital expenditure plan; (vii) the maintenance of our relationships with customers; (viii) the competitive nature of the industries in which we operate; (ix) the cost and availability of financing; (x) future demand for the commodities we produce; (xi) international prices for commodities; (xii) the condition of our land holdings; (xiii) the development of the logistics and infrastructure for transportation of our products in the countries where we operate; (xiv) the performance of the South American and world economies; and (xv) the relative value of the Brazilian Real, the Argentine Peso, and the Uruguayan Peso compared to other currencies; as well as other risks included in the registrant's other filings and submissions with the United States Securities and Exchange Commission.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may turn out to be incorrect. Our actual results could be materially different from our expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in this press release might not occur, and our future results and our performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.

The forward-looking statements made in this press release related only to events or information as of the date on which the statements are made in this press release. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

24

Appendix Market Outlook Soft Commodity Prices (30-09-2011=100) Source: Source: Thomson Thomson Reuthers Reuters Corn: —The December 2011 corn future contract on the Chicago Board of Trade (CBOT) had an average price of $6.23/bushel in 4Q11, representing a 10% decrease compared to the September 2011 future contract in 3Q11 and a 11% increase compared to the December 2010 future contract in 4Q10. —According to the February 9, 2012 USDA Report, Argentine production estimate was cut by 4 million tons month-over-month. Global ending stocks were revised 3 million tons lower and the stocks-to-use ratio is at its tightest level since the 1970´s. For the United States, exports were calculated at 1,700 million bushels and the stocks-to-use ratio was estimated at a 17-year-low of 6.3%. Average yield estimate for the coming harvest remained unchanged at 147.2 bushels/acre. —South American drought issues began in December 2011 and are still causing trouble to local producers in South America. However, the abundant rains during late January and the month of February might benefit the Argentine crops. The critical period for late corn in the northern provinces of Argentina is the end of February and March. According to Bolsa de Cereales, the total planted area in Argentina is estimated at 3.7 million hectares and production at 21.3 million tons. The Argentine

Ministry of Agriculture forecasts production between 20.5 and 22 million tons for the 2011/12 harvest. According to CONAB, corn harvest will reach 60.8 million tons (+6% compared to 2010/11). —Exporters sold 42 million bushels of corn in the week ending February 9, including 39.6 million old-crop bushels. The old-crop sales were at a 17-week high, up from 27.3 million bushels the previous week, but still down from the five-year average for the week of 46.2 million bushels. Marketing year sales totaled 1.154 billion bushels, down 81 million, or 7%, from the previous year. Sales to date exceeded the seasonal pace needed to reach USDA’s export target by 80 million bushels and the gap is growing. —US corn usage for ethanol is estimated at 5,000 million bushels for 2011/20 12. Given the producing pace, some analysts expect increases in that figure. Despite the tax credit expiration in the US, export demand and soaring gasoline prices may provide positive opportunities for the ethanol business. —The spread between the November soybean contract and the December corn contract at CBOT incentivizes corn acreage for the next crop. Market forecasts predict 94 to 95 million acres of corn to be planted in the 2012/13 season, a 3% increase compared to 2011/12. —For the 2012/13 season, market forecasts expect production in the US to reach approximately 350.5 million tons. Exports are expected to reach 47 million tons and stock-to-use are expected to be 10.5%, compared to 7% during the current season, according to Citibank. Soybean: —The average price for the November 2011 soybean future contract on CBOT was $11.77/bushel in 4Q11, representing a 13% decrease compared to the September 2011 future contract in 3Q11 and a 5% decrease compared to November 2011 future contract in 4Q10. —According to the February 9, 2012 USDA Report (the “USDA, global Report”) ending stocks for the 2011/12 crop decreased by 3.2 million tons month-over-month due to production reductions in Argentina (down 2.5 million tons) and Brazil (down 2 million tons). W orld stocks-to-use is calculated at 23.4%, the lowest since the 2008/09 season. In the United States, the current yield estimate is unchanged at 41.5 bushels/acre. —Exporters sold 22.5 million bushels of soybeans in the week ending February 9, including 16 million old-crop bushels. The old-crop sales were down from 22.2 million bushels the previous week and below the five-year average for the week of 20.8 million. Marketing year sales total 1.005 billion bushels, down 424.0 million, or 30%, from the previous year. Sales to date fall short of the seasonal pace needed to reach USDA’s export target by 55 million bushels and the deficit is growing. —Imports from China are estimated at 55.5 million tons, according to the USDA Report. On January 15th, China signed a $6.7 billion deal to buy U.S. beans. —According to Bolsa de Cereales, the Argentine national area harvested is e xpected to be 18.85 million hectares and production is expected to be 46.2 million tons in 2011/12. The Argentine Ministry of Agriculture forecasts a production of between 43.5 and 45.0 million tons. —For Brazil, production is expected to be at 71.5 million tons in 2011/12, according to Rabobank and 69.2 million according to CONAB (an 8% decrease compared to the 2010/11 harvest). —Planted area in the US is expected to reach 75.0 million acres in 2012/13, according to Citibank. Goldman Sachs is estimating 75.5 million acres, equal to last year planted area.

Wheat: —The December 2011 wheat future contract on CBOT had an average price of $6.18/bushel in 4Q11, a 10% decrease compared to the September 2011 future contract in 3Q11 and a 13% decrease compared to the December 2010 future contract in 4Q10. —According to the February 9, 2012 USDA Report, USDA raised its US 2011/12 export estimate by 25 million bushels, as a consequence of the strong pace of export sales. For this reason, the ending stocks estimate in the United States is 845 million bushels, down from 870 million bushels in the January 2012 Report and a stock-to-use ratio of 39.5%. Global 2011/12 wheat production increased by 1.4 million tons due to higher production in India (up 0.9 million tons month-over-month). For this reason, global endings stocks were raised by 3.1 million tons and the stock-to-use ratio stood at 31.3%, the highest since 2001/02 marketing year. —Aggressive offers from the Black Sea region has pressured the international market in the last months. However, rumors regarding possible exports ban in Russia supported CBOT wheat prices. According to the latest news, an official of the Russian farm ministry stated that the government sees no need for grain export restrictions in April. Wheat export forecast for 2011/12 is 22 million tons, according to the Russian Grain Union. —Ukraine’s winter wheat production may experience a 42% to 58% downtrend for the 2011/12 harvest to only 10-14 million tons (compared to 22 million tons last year), due to extremely cold temperatures, a phenomenon known as winterkill. —Australian winter wheat harvest in 2011/12 is estimated to be a record 29.5 million tons, compared with 27.9 million tons in 2010/11, according to ABARE, representing a 6% increase. —Argentina has recently added an additional two million tons for export to the 5 million tons originally decided by authorities. 7 million tons of the 14 million tons of total production will be exported. The remaining 2 million tons should be released based on stocks. Cotton: —The average price for the December 2011 cotton future contract traded on ICE Futures U.S. (ICE) was US¢ 95/lb in 4Q11. This represents a 12% decrease compared to the October 2011 future contract in 3Q11 and a 26% decrease compared to the December 2010 future contract in 4Q10. —According to the latest USDA Report, ending stocks in the US were calculated at 0.1 million bales higher month-over-month, due to a decrease in domestic mill use. Global cotton production was raised by 0.5 million bales due to an increase in Pakistani production. World stock-to-use ratio for 2011/12 season is calculated at 55.4%, the highest since 2004/05. —China, the world’s top cotton consumer, harvested 6.6 million tons of cotton in 2011, up 10.7 percent on the year, according to figures released by the National Bureau of Statistics. The bureau’s figure was lower than that issued earlier by the National Development and Reform Commission, which put last year’s output at 7.2 million tons. —The Chinese State Reserve program to build stocks has underpinned the international market. Purchases came from India, Pakistan and US. —Economic concerns are affecting cotton planted area for 2012/13 as the fiber has greatly underperformed relative to other commodities, affected by signs of slow economic growth and high stocks. —According to the USDA, Brazilian 2011/12 cotton production is forecasted at a record 9 million bales, up from the 2010/11 harvest of 8.7 million bales.

adecoagro
4Q11

Rice:

- The South American market for high-quality milled rice stood at a $550/ton FOB price during 4Q11, compared to an average of $560/ton in 4Q10 and $550 in 3Q11.

- The Thailand government's rice mortgage scheme started on October 7, 2011. At that time, prices had already increased before the scheme was implemented and Thailand's 100% B quoted rice stood at $570 PMT basis FOB Bangkok, with lack of interest from the buying side.

- In addition, India decided to sell 2 million tons of non-Basmati rice in the export market. Despite the pressure that India has been under, we expect that the Indian government will continue to be patient and will carefully consider whether the decision to allow for the export of 2 million tons of non-Basmati rice will cause significant inflation in the domestic market before implementing further increases in exporting volume.

- As of September 30, 2011, US crop production stood at 9.5 million tons (paddy basis), significantly below last year's crop production, due to a reduction in planted area and flooding across the Mid-southern region of the United States. Long grain prices in the United States have become detached from international markets and face increased competition from South American and Asian markets.

Coffee:

- The December 2011 coffee future contract traded on ICE at an average price of US¢229/lb in 4Q11, a 11% decrease compared to the September 2011 future contract in 3Q11 and a 12% increase compared to the December 2010 coffee future contract in 4Q10.

- The Arabica market is driven by Brazilian production. Safras & Mercados forecasts a production of between 52 and 55 million 60 kilogram bags for the 2012/13 harvest, whereas CONAB forecasts between 49 and 52 million bags. Rabobank in turn expects 58 million bags.

- Brazil could become the world's largest coffee consumer in the coming years as interior demand continues increasing. From 2005 to 2011, domestic consumption increased 22%, to 19.8 million bags.

- As for the Robusta market, the main producers, primarily Vietnam and Indonesia, are performing well, especially Vietnam, with a 21.5 million bag crop forecasted for 2011/12. Vietnamese coffee exports to other producing countries have almost doubled this season, according to Volcafe.

Sugar and Ethanol:

- Centre-South's final crushing number according to UNICA was 493 million tons of cane, down 11% year over year. Likewise, sugar production reached 31.2 million tons, down 6.8%, and ethanol production was 20.6 million cubic meters, down 18.8%. Just before news about the Northern Hemisphere`s crops hit the market, nearby sugar prices rallied back to the 27 cts/lb level. As sugar production in the European Union, Russia, Thailand and India appeared to be better than expected, prices dropped continuously, closing 4Q11 11.5% lower than in 3Q11. Worries about the European crisis contributed to increase the volatility and downward pressure on prices.

- Concerns about the possible ethanol shortage pushed up prices earlier than normal, hydrous prices reached 1500 R$/m³ (with taxes, Ribeirão basis) in November and, consequently, negatively affected demand as the parity with gasoline was lost at the pumps. The bullish feeling did not last long because large volumes of imports from United States started being commercialized in November and December. This put downward pressure on prices from mid-November through the end of the year.

28

4Q11 hydrous prices closed 1% lower than in 3Q11, while anhydrous prices were 2% lower after peaking mid-quarter. —The Brazilian government has released many new regulations for the ethanol sector with the objective of ensuring fuel supply for the domestic market. Cash flow impacts from these new regulations will be minimal given our flexibility to produce hydrous ethanol, thereby avoiding new stocking requirements for the off-season. The impact, specifically for distributors, has not yet been fully estimated, however it is anticipated that anhydrous spot sales will be reduced significantly, thereby requiring an alternative pricing index to the broadly used weekly ESALQ index. —During 1Q12, the market will be watching replanting figures closely to estimate cane availability for new harvest, as well as the ethanol demand and the imports arrivals. In the international market, final production numbers in Europe and the development of cane harvesting in India and Thailand will play an important role in price movements. Segment Information—Reconciliation of Non-IFRS measures (Adjusted EBITDA & Adjusted EBIT) to Profit/(Loss) We define Adjusted EBITDA for each of our operating segments as the profit from operations before financing and taxation for the year or period, as applicable, before depreciation and amortization and unrealized changes in fair value of long-term biological assets. We define Adjusted EBIT for each of our operating from operations before financing and taxation for the year or period, as applicable, before unrealized changes in fair value of long-term biological assets. We believe that Adjusted EBITDA and Adjusted EBIT are for Adeocoagro and each operating segment, respectively important measures of operating performance because they allow investors and others to evaluate and compare our consolidated operating results and to evaluate and compare the operating performance of our segments, respectively, including our return on capital and operating efficiencies, from period to period by removing the impact of our capital structure (interest expense from our outstanding debt), asset base (depreciation and amortization), tax consequences (income taxes), unrealized changes in fair value of long term biological assets (a significant non-cash gain or loss to our consolidated statements of income following IAS 41 accounting), foreign exchange gains or losses and other financial expenses. Other companies may calculate Adjusted EBITDA and Adjusted EBIT differently, and therefore Adjusted EBITDA and Adjusted EBIT may not be comparable to similarly titled measures used by other companies. Adjusted EBITDA and Adjusted EBIT are not a measures of financial performance under IFRS, and should not be considered in isolation or as an alternative to consolidated net profit (loss), cash flows from operating activities, profit from operations before financing and taxation and other measures determined in accordance with IFRS.

adecoagro

4Q11

Adjusted EBIT & Adjusted EBITDA Reconciliation to Profit/Loss - 4Q11										
$ thousands	Crops	Rice	Dairy	Coffee	Cattle	**Farming**	**Sugar, Ethanol & Energy**	**Land Transformation**	**Corporate**	**Total**
Sales of manufactured products and services rendered	270	26,092	-	-	1,273	27,635	83,439	-	-	111,074
Cost of manufactured products sold and services rendered	-	(20,775)	-	-	(38)	(20,813)	(57,923)	-	-	(78,736)
Gross Profit from Manufacturing Activities	270	5,317	-	-	1,235	**6,822**	**25,516**	-	-	**32,338**
Sales of agricultural produce and biological assets	28,632	56	5,524	5,953	445	40,610	-	-	-	40,610
Cost of agricultural produce and biological assets	(28,632)	(56)	(5,524)	(5,953)	(445)	(40,610)	-	-	-	(40,610)
Initial recog. and changes in FV of BA and agricultural produce	(718)	1,909	1,545	(5,875)	254	(2,885)	(9,042)	-	-	(11,927)
Gain from changes in NRV of agricultural produce after harvest	914	-	-	205	-	1,119	-	-	-	1,119
Gross Profit from Agricultural Activities	196	1,909	1,545	(5,670)	254	**(1,766)**	**(9,042)**	-	-	**(10,808)**
Margin Before Operating Expenses	466	7,226	1,545	(5,670)	1,489	**5,056**	**16,474**	-	-	**21,530**
General and administrative expenses	(1,770)	(982)	(205)	(264)	(27)	(3,248)	(4,629)	-	(6,650)	(14,527)
Selling expenses	(675)	(4,943)	(86)	(151)	(33)	(5,888)	(11,144)	-	-	(17,032)
Other operating income, net	(1,258)	134	-	(211)	(1)	(1,338)	4,283	-	(22)	11,755
Share of gain/(loss) of joint ventures	-	-	(697)	-	-	(697)	-	-	-	(697)
Profit from Operations Before Financing and Taxation	(3,237)	1,435	555	(6,296)	1,428	**(6,115)**	**4,984**	-	**(6,672)**	**1,029**
(-) Initial recog. and changes in F.V. of long term BA (unrealized)	-	-	18	3,632	-	3,650	11,421	-	-	15,071
Adjusted EBIT	(3,237)	1,435	573	(2,664)	1,428	**(2,465)**	**16,405**	**8,832**	**(6,672)**	**16,100**
(-) Depreciation PPE	529	872	199	119	64	1,783	6,216	-	-	7,999
Adjusted EBITDA	(2,708)	2,307	772	(2,545)	1,492	**(682)**	**22,621**	**8,832**	**(6,672)**	**24,099**
Reconciliation to Profit/(Loss)										
Adjusted EBITDA										**24,099**
(+) Initial recog. and changes in F.V. of BA (unrealized)										(15,071)
(+) Depreciation PPE										(7,999)
(+) Financial result, net										(9,529)
(+) Income Tax (Charge)/Benefit										7,240
Profit/(Loss) for the Period										**(1,260)**

Adjusted EBIT & Adjusted EBITDA Reconciliation to Profit/Loss - 4Q10										
$ thousands	Crops	Rice	Dairy	Coffee	Cattle	**Farming**	**Sugar, Ethanol & Energy**	**Land Transformation**	**Corporate**	**Total**
Sales of manufactured products and services rendered	133	15,586	-	-	970	16,689	103,923	-	-	120,612
Cost of manufactured products sold and services rendered	-	(13,234)	-	-	-	(13,234)	(68,798)	-	-	(82,032)
Gross Profit from Manufacturing Activities	133	2,352	-	-	970	**3,455**	**35,125**	-	-	**38,580**
Sales of agricultural produce and biological assets	18,021	563	4,254	2,904	1,028	26,770	-	-	-	26,769
Cost of agricultural produce and biological assets	(18,021)	(563)	(4,254)	(2,904)	(1,028)	(26,770)	-	-	-	(26,769)
Initial recog. and changes in FV of BA and agricultural produce	15,489	6,789	2,334	(2,117)	185	22,680	23,759	-	-	46,439
Gain from changes in NRV of agricultural produce after harvest	1,195	-	-	(507)	-	688	-	-	-	688
Gross Profit from Agricultural Activities	16,684	6,789	2,334	(2,624)	185	**23,368**	**23,759**	-	-	**47,127**
Margin Before Operating Expenses	16,817	9,141	2,334	(2,624)	1,155	**26,823**	**58,884**	-	-	**85,707**
General and administrative expenses	(2,543)	(1,202)	(823)	(484)	20	(5,032)	(4,049)	-	(5,908)	(14,989)
Selling expenses	(276)	(2,165)	(88)	(96)	(12)	(2,637)	(17,055)	-	-	(19,692)
Other operating income, net	(5,868)	193	-	(1,595)	(6)	(7,276)	(2,663)	-	(796)	10,102
Share of gain/(loss) of joint ventures	-	-	170	-	-	170	-	-	-	170
Profit from Operations Before Financing and Taxation	8,130	5,967	1,593	(4,799)	1,157	**12,048**	**35,117**	-	**(6,704)**	**61,298**
(-) Initial recog. and changes in F.V. of long term BA (unrealized)	-	-	(636)	1,566	379	1,309	(20,325)	-	-	(19,016)
Adjusted EBIT	8,130	5,967	957	(3,233)	1,536	**13,357**	**14,792**	**20,837**	**(6,704)**	**42,282**
(-) Depreciation PPE	638	575	149	289	26	1,677	10,185	-	-	11,862
Adjusted EBITDA	8,768	6,542	1,106	(2,944)	1,562	**15,034**	**24,977**	**20,837**	**(6,704)**	**54,144**
Reconciliation to Profit/(Loss)										
Adjusted EBITDA										**54,144**
(+) Initial recog. and changes in F.V. of BA (unrealized)										19,016
(+) Depreciation PPE										(11,862)
(+) Financial result, net										(3,458)
(+) Income Tax (Charge)/Benefit										(13,084)
Profit/(Loss) for the Period										**44,756**

30

adecoagro
4Q11

Adjusted EBIT & Adjusted EBITDA Reconciliation to Profit/Loss - 2011										
$ thousands	Crops	Rice	Dairy	Coffee	Cattle	**Farming**	**Sugar, Ethanol & Energy**	**Land Transformation**	**Corporate**	**Total**
Sales of manufactured products and services rendered	557	82,523	-	713	4,746	88,539	277,318	-	-	365,857
Cost of manufactured products sold and services rendered	-	(68,721)	-	(629)	(408)	(69,758)	(167,646)	-	-	(237,404)
Gross Profit from Manufacturing Activities	557	13,802	-	84	4,338	**18,781**	**109,672**	-	-	**128,453**
Sales of agricultural produce and biological assets	147,389	721	19,697	13,457	963	182,227	-	-	-	182,227
Cost of agricultural produce and biological assets	(147,389)	(721)	(19,697)	(13,457)	(963)	(182,227)	-	-	-	(182,227)
Initial recog. and changes in FV of BA and agricultural produce	38,014	10,139	6,939	(697)	468	54,863	31,948	-	-	86,811
Gain from changes in NRV of agricultural produce after harvest	10,953	-	-	(430)	-	10,523	-	-	-	10,523
Gross Profit from Agricultural Activities	48,967	10,139	6,939	(1,127)	468	**65,386**	**31,948**	-	-	**97,334**
Margin Before Operating Expenses	49,524	23,941	6,939	(1,043)	4,806	**84,167**	**141,620**	-	-	**225,787**
General and administrative expenses	(8,003)	(6,278)	(1,173)	(1,153)	(269)	(16,876)	(21,082)	-	(27,184)	(65,142)
Selling expenses	(2,270)	(14,488)	(401)	(463)	(74)	(17,696)	(41,708)	-	-	(59,404)
Other operating income, net	1,843	372	(2)	2,020	(3)	4,230	11,220	8,832	299	24,581
Share of gain/(loss) of joint ventures	-	-	(1,034)	-	-	(1,034)	-	-	-	(1,034)
Profit from Operations Before Financing and Taxation	41,094	3,547	4,329	(639)	4,460	**52,791**	**90,050**	**8,832**	**(26,885)**	**124,788**
(-) Initial recog. and changes in F.V. of long term BA (unrealized)	-	-	(1,503)	1,394	-	(109)	(8,797)	-	-	(8,906)
Adjusted EBIT	41,094	3,547	2,826	755	4,460	**52,682**	**81,253**	**8,832**	**(26,885)**	**115,882**
(-) Depreciation PPE	1,469	3,105	600	530	226	5,930	28,254	-	-	34,184
Adjusted EBITDA	42,563	6,652	3,426	1,285	4,686	**58,612**	**109,507**	**8,832**	**(26,885)**	**150,066**
Reconciliation to Profit/(Loss)										
Adjusted EBITDA										**150,066**
(+) Initial recog. and changes in F.V. of BA (unrealized)										8,906
(+) Depreciation PPE										(34,184)
(+) Financial result, net										(53,209)
(+) Income Tax (Charge)/Benefit										(14,662)
Profit/(Loss) for the Period										**56,917**

Adjusted EBIT & Adjusted EBITDA Reconciliation to Profit/Loss - 2010										
$ thousands	Crops	Rice	Dairy	Coffee	Cattle	**Farming**	**Sugar, Ethanol & Energy**	**Land Transformation**	**Corporate**	**Total**
Sales of manufactured products and services rendered	344	59,280	-	2,709	3,718	66,051	228,478	-	-	294,529
Cost of manufactured products sold and services rendered	-	(52,017)	-	(2,546)	-	(54,563)	(164,638)	-	-	(219,201)
Gross Profit from Manufacturing Activities	344	7,263	-	163	3,718	**11,488**	**63,840**	-	-	**75,328**
Sales of agricultural produce and biological assets	107,818	2,305	14,297	4,863	2,407	131,690	48	-	-	131,738
Cost of agricultural produce and biological assets	(107,818)	(2,305)	(14,297)	(4,863)	(2,407)	(131,690)	(48)	-	-	(131,738)
Initial recog. and changes in FV of BA and agricultural produce	38,879	9,360	9,129	(2,630)	737	55,475	(86,003)	-	-	(30,528)
Gain from changes in NRV of agricultural produce after harvest	7,482	-	-	517	-	7,999	-	-	-	7,999
Gross Profit from Agricultural Activities	46,361	9,360	9,129	(2,113)	737	**63,474**	**(86,003)**	-	-	**(22,529)**
Margin Before Operating Expenses	46,705	16,623	9,129	(1,950)	4,455	**74,962**	**(22,163)**	-	-	**52,799**
General and administrative expenses	(7,087)	(3,773)	(2,910)	(983)	(350)	(15,103)	(19,080)	-	(22,379)	(56,562)
Selling expenses	(1,522)	(8,154)	(333)	(655)	(175)	(10,839)	(41,689)	-	-	(52,528)
Other operating income, net	(6,194)	345	-	(2,165)	70	(7,944)	5,305	20,837	26	18,224
Share of gain/(loss) of joint ventures	-	-	(50)	-	-	(50)	-	-	-	(50)
Profit from Operations Before Financing and Taxation	31,902	5,041	5,836	(5,753)	4,000	**41,026**	**(77,627)**	**20,837**	**(22,353)**	**(38,117)**
(-) Initial recog. and changes in F.V. of long term BA (unrealized)	-	-	(3,610)	2,450	36	(1,124)	96,795	-	-	95,671
Adjusted EBIT	31,902	5,041	2,226	(3,303)	4,036	**39,902**	**19,168**	**20,837**	**(22,353)**	**57,554**
(-) Depreciation PPE	1,711	2,080	423	449	333	4,996	32,567	-	-	37,563
Adjusted EBITDA	33,613	7,121	2,649	(2,854)	4,369	**44,898**	**51,735**	**20,837**	**(22,353)**	**95,117**
Reconciliation to Profit/(Loss)										
Adjusted EBITDA										**95,117**
(+) Initial recog. and changes in F.V. of BA (unrealized)										(95,671)
(+) Depreciation PPE										(37,563)
(+) Financial result, net										(22,937)
(+) Income Tax (Charge)/Benefit										16,263
Profit/(Loss) for the Period										**(44,791)**

31

adecoagro

4Q11

Consolidated Financial Statements

Consolidated Statements of Income

Statement of Income						
$ thousands	**2011**	**2010**	**Chg %**	**4Q11**	**4Q10**	**Chg %**
Sales of manufactured products and services rendered	365,857	294,529	24.2%	111,074	120,612	(7.9%)
Cost of manufactured products sold and services rendered	(237,404)	(219,201)	8.3%	(78,736)	(82,032)	(4.0%)
Gross Profit from Manufacturing Activities	**128,453**	**75,328**	**70.5%**	**32,338**	**38,580**	**(16.2%)**
Sales of agricultural produce and biological assets	182,227	131,738	38.3%	40,610	26,769	51.7%
Cost of agricultural produce sold and direct agricultural selling expenses	(182,227)	(131,738)	38.3%	(40,610)	(26,769)	51.7%
Initial recognition and changes in fair value of biological assets and agricultural produce	86,811	(30,528)	- %	(11,927)	46,439	- %
Changes in net realizable value of agricultural produce after harvest	10,523	7,999	31.6%	1,119	688	62.6%
Gross Profit/(Loss) from Agricultural Activities	**97,334**	**(22,529)**	**- %**	**(10,808)**	**47,127**	**- %**
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	**225,787**	**52,799**	**327.6%**	**21,530**	**85,707**	**(74.9%)**
General and administrative expenses	(65,142)	(56,562)	15.2%	(14,527)	(14,989)	(3.1%)
Selling expenses	(59,404)	(52,528)	13.1%	(17,032)	(19,692)	(13.5%)
Other operating income/(loss), net	24,581	18,224	34.9%	11,755	10,102	16.4%
Share of (loss)/benefit of joint ventures	(1,034)	(50)	1,968.0%	(697)	170	- %
Gain/(Loss) from Operations Before Financing and Taxation	**124,788**	**(38,117)**	**- %**	**1,029**	**61,298**	**(98.3%)**
Finance income	9,132	16,559	(44.9%)	3,163	7,195	(56.0%)
Finance costs	(62,341)	(39,496)	57.8%	(12,692)	(10,653)	19.1%
Financial results, net	(53,209)	(22,937)	132.0%	(9,529)	(3,458)	175.6%
Gain/(Loss) Before Income Tax	**71,579**	**(61,054)**	**- %**	**(8,500)**	**57,840**	**- %**
Income tax (charge)/benefit	(14,662)	16,263	- %	7,240	(13,084)	- %
Gain/(Loss) for the Period	**56,917**	**(44,791)**	**- %**	**(1,260)**	**44,756**	**- %**

32

adecoagro
4Q11

Consolidated Statements of Cash Flow

Statement of Cash Flows			
$ thousands	**2011**	**2010**	**Chg %**
Cash flows from operating activities:			
Gain/(Loss) for the period	56,917	(44,791)	- %
Adjustments for:			
Income tax expense/(benefit)	14,662	(16,263)	- %
Depreciation	33,847	37,217	(9.1%)
Amortization	337	346	(2.6%)
Gain from disposal of other property items	(394)	(847)	- %
Gain from disposal of farmland	(8,832)	(20,837)	(57.6%)
Equity settled shared-based compensation granted	3,963	1,781	122.5%
(Gain)/Loss from derivative financial instruments and forwards	(12,084)	(1,189)	916.3%
Interest expense, net	33,006	33,028	(0.1%)
Initial recognition and changes in fair value of non harvested biological assets (unrealized)	(17,136)	72,374	- %
Changes in net realizable value of agricultural produce after harvest (unrealized)	(1,816)	(1,527)	18.9%
Provision and allowances	(3,433)	4,980	- %
Share of loss from joint venture	1,034	50	1,968.0%
Foreign exchange (losses)/gains, net	12,683	(7,324)	- %
Changes in operating assets and liabilities:			
(Increase)/decrease in trade and other receivables	(15,850)	3,584	- %
(Increase)/decrease in inventories	(49,776)	2,259	- %
Decrease in biological assets	6,745	7,171	(5.9%)
(Increase)/Decrease in other assets	(1,382)	8	- %
(Decrease)/increase in derivative financial instruments	(248)	(3,554)	(93.0%)
Increase/(decrease) in trade and other payables	19,855	(4,221)	- %
Increase in payroll and social security liabilities	1,785	5,470	(67.4%)
(Decrease)increase in provisions for other liabilities	(641)	319	- %
Net cash generated from operting activities before interest and taxes paid	**73,242**	**68,034**	**7.7%**
Income tax paid	(16,656)	(7,813)	113.2%
Net cash generated in operating activities	**56,586**	**60,221**	**(6.0%)**
Cash flows from investing activities:			
Acquisition of subsidiaries, net of cash acquired	(11,617)	(7,872)	47.6%
Purchases of property, plant and equipment	(90,422)	(87,679)	3.1%
Purchases of intangible assets	(195)	(33)	490.9%
Purchase of cattle and planting cost of non current biological assets	(63,074)	(35,060)	79.9%
Interest received	8,019	1,341	498.0%
Proceeds from sale of property, plant and equipment	2,611	2,103	24.2%
Proceeds from sale of farmlands	20,532	10,000	- %
Proceeds from disposal of subsidiaries	-	5,475	- %
Payment of escrows arising on subsidiaries acquired	(6,347)	-	- %
Net cash used in investing activities	**(140,493)**	**(111,725)**	**25.7%**
Cash flows from financing activities:			
Net proceeds from IPO and Private Placement	421,778	-	- %
Proceeds from equity settled share-based compensation exercised	214	-	- %
Proceeds from long-term borrowings	34,980	98,581	(64.5%)
Payment of long-term borrowings	(82,244)	(31,202)	163.6%
Interest Paid	(33,481)	(33,283)	0.6%
Net increase in short-term borrowings	19,545	12,449	57.0%
Net cash generated from financing activities	**360,792**	**46,545**	**675.1%**
Net increase/(decrease) in cash and cash equivalents	**276,885**	**(4,960)**	**- %**
Cash and cash equivalents at beginning of year	70,269	74,806	(6.1%)
Effect of exchange rate changes on cash and cash equivalents	(16,608)	423	- %
Cash and cash equivalents at end of year	**330,546**	**70,269**	**370.4%**

33

adecoagro
4Q11

Consolidated Statements of Financial Position

Statement of Financial Position

$ thousands	December 31, 2011	December 31, 2010	Chg %
ASSETS			
Non-Current Assets			
Property, plant and equipment, net	759,696	751,992	1.0%
Investment property	27,883	21,417	30.2%
Intangible assets, net	36,755	28,653	28.3%
Biological assets	187,973	133,593	40.7%
Investments in joint ventures	4,299	6,271	(31.4%)
Deferred income tax assets	37,081	47,056	(21.2%)
Trade and other receivables, net	15,746	30,752	(48.8%)
Other assets	1,408	26	5,315.4%
Total Non-Current Assets	**1,070,841**	**1,019,760**	**5.0%**
Current Assets			
Biological assets	51,627	53,164	(2.9%)
Inventories	96,147	57,170	68.2%
Trade and other receivables, net	141,181	119,205	18.4%
Derivative financial instruments	10,353	876	1,081.8%
Cash and cash equivalents	330,546	70,269	370.4%
Total Current Assets	**629,854**	**300,684**	**109.5%**
TOTAL ASSETS	**1,700,695**	**1,320,444**	**28.8%**
SHAREHOLDERS' EQUITY			
Capital and reserves attributable to equity holders of the parent			
Share capital	180,800	120,000	50.7%
Share premium	926,005	563,343	64.4%
Cumulative translation adjustment	(99,202)	11,273	- %
Equity-settled compensation	15,306	13,659	12.1%
Other reserves	(526)	-	- %
Treasury stock	(4)	-	- %
Retained earnings	57,497	257	**22,272.4%**
Equity attributable to equity holders of the parent	**1,079,876**	**708,532**	52.4%
Non controlling interest	14,993	14,570	**2.9%**
TOTAL SHAREHOLDERS' EQUITY	**1,094,869**	**723,102**	**51.4%**
LIABILITIES			
Non-Current Liabilities			
Trade and other payables	8,418	11,785	(28.6%)
Borrowings	203,409	250,672	(18.9%)
Deferred income tax liabilities	92,989	91,088	2.1%
Payroll and social liabilities	1,431	1,178	21.5%
Provisions for other liabilities	3,358	4,606	**(27.1%)**
Total Non-Current Liabilities	**309,605**	**359,329**	**(13.8%)**
Current Liabilities			
Trade and other payables	114,020	69,236	64.7%
Current income tax liabilities	872	978	(10.8%)
Payroll and social liabilities	17,010	15,478	9.9%
Borrowings	157,296	138,800	13.3%
Derivative financial instruments	6,054	8,920	(32.1%)
Provisions for other liabilities	969	4,601	(78.9%)
Total Current Liabilities	**296,221**	**238,013**	**24.5%**
TOTAL LIABILITIES	**605,826**	**597,342**	**1.4%**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**1,700,695**	**1,320,444**	**28.8%**

34